

Bank One Corporation
1 Bank One Plaza
Chicago, IL 60670

News Release

<u>For Immediate Release</u>

BANK ONE REPORTS THIRD QUARTER NET INCOME OF $0.79 PER SHARE, UP 12.9% FROM $0.70

- **STRONG GROWTH IN RETAIL**
- **SIGNIFICANT IMPROVEMENT IN COMMERCIAL CREDIT QUALITY**
- **CAPITAL MARKETS REVENUES UP 52%**
- **ASSETS UNDER MANAGEMENT REACHED RECORD LEVEL OF $176 BILLION**
- **ZURICH LIFE ACQUISITION CLOSES**

CHICAGO, October 21, 2003 – Bank One Corporation (NYSE: ONE) today announced 2003 third quarter net income of $883 million, or $0.79 per diluted share, compared to $823 million, or $0.70 per diluted share.

"We experienced momentum in many of our businesses, as evidenced by the continued growth in new accounts, deposits, and loan production in Retail, balance and charge volume growth in Card, and positive net flows in Investment Management," said James Dimon, Chairman and Chief Executive Officer.

"We are extremely pleased with the overall performance in corporate banking. Even though balances were down from last quarter, mostly due to lower utilization that was common throughout the industry, investment grade commitments were up. The dramatic improvement in credit performance and the continued strength in non-lending revenue have driven solid returns in this business," Dimon said.

"Middle market loan balances declined as a result of lower utilization and our tightened credit standards. While credit remains a priority, we are focused on re-igniting growth in the business. We expect the changes we announced recently to address this issue," Dimon said.

"We are already seeing positive results from the Zurich Life acquisition, which was completed earlier than anticipated. The Zurich addition and the planned fourth quarter purchase of Security Capital will fill important product gaps and complement our existing asset management capabilities. We also expect to close the sale of the corporate trust business in the fourth quarter."

Highlights in the third quarter include the following:

- **Significant items:**
  - Third quarter results included several significant items that resulted in a minimal net impact to the Company's earnings.

($ millions)	Pretax	After-tax
Net gain on Corporate investment activity	$37	$24
Commercial Banking allowance release	150	95
Losses related to termination of debt	(162)	(103)
Net impact to earnings	$25	$16

- **Retail** experienced another successful quarter with continued growth in net transaction accounts, core deposits, and home equity loan production and balances. Net income was $392 million, up $31 million, or 9%.
  - Retail grew net transaction accounts by nearly 150 thousand, its highest quarterly growth in at least several years. This was driven by improvements in both the account acquisition and attrition rates. During the last 12 months, checking accounts have increased 362 thousand.
  - Average core deposits increased $5.8 billion, or 9%, to $70 billion from the prior year.
  - Home equity loan production was $4.7 billion, up 24% from the prior year. This growth led to a 37% increase in average home equity balances to $24.5 billion.
  - Over the past 12 months, branch hours were expanded on average 10 hours per week, 39 new banking centers were opened, 228 ATMs were added to the network, and the salesforce was increased, adding 548 relationship bankers and 74 investment sales representatives.
  - Investment sales volume increased 18% from the prior year, driven by strong annuity and mutual fund sales.

- **Commercial Banking's** performance continued to be driven by improvements in credit quality and strong capital markets revenues. Net income was $361 million, up $182 million.
  - Corporate banking end-of-period loan balances were down $3.8 billion, or 12%, partially due to lower utilization. Offsetting this decline was dramatic credit quality improvement and significant growth in non-lending revenues, primarily capital markets, which increased 52% to $234 million. The net charge-off ratio declined to 0.81%, from 2.03%, and nonperforming loans decreased 48% to $526 million. As a result of this improvement, $150 million of corporate banking loan loss reserves were released.
  - Middle market end-of-period loan balances declined $4.7 billion, or 15%, as a result of lower utilization and tightened credit. Credit showed significant improvement as net charge-offs totaled $43 million, a 44% decline, and the charge-off ratio was 0.62%, as compared to 0.96%. Nonperforming loans declined 16% to $861 million.

- **Card Services'** net income was $285 million, down 4% from the prior year, as margin compression and a higher provision for credit losses offset the benefits of higher loan and charge volumes. Compared to the prior quarter, net income increased $6 million, or 2%, as margin improvements and higher charge volumes were partially offset by a higher provision for credit losses. Margin as a percentage of average outstandings increased 40 basis points over the prior quarter to 8.57%, reversing the downward trend of the previous quarters. Provision increased as a result of higher net charge-offs and a modest increase in reserves.

- Managed average loan balances increased $6.1 billion, or 9%, over the prior year and modestly over the prior quarter. Charge volume increased $3.3 billion, or 8%, over the prior year, and $2.3 billion, or 6%, over the prior quarter.
- The focus on developing alliances continued as new co-brand and affinity partnerships were formed, including Trump Hotel and Casino Resorts and FedEx, and existing alliances were renewed, including AARP and Bell South.
- Continuing to solidify its position as the leading co-brand issuer, the Company partnered with Starbucks to launch the Starbucks Card Duetto Visa, which blends credit card functionality with the re-loadable Starbucks Card.
- Net accounts opened totaled 895 thousand.
- Credit ratios remained strong despite the increase of the managed net charge-off rate to 5.30%, from the lower rate of 5.00% in the prior year. Losses were up slightly from the previous quarter, due primarily to lower recoveries. The 30-day managed delinquency ratio decreased to 3.98% from 4.05%.

- **Investment Management** continued to achieve positive net flows of client assets. Net income was $91 million, a 15% increase over the prior year and a 20% increase over the prior quarter.
  - On September 3, the Company completed the acquisition of Zurich Life. The acquisition was positively received by the rating agencies. Moody's upgraded the ratings from A3 to A2 for all three of the Zurich underwriting entities, S&P affirmed the A+ ratings, and A.M. Best maintained the A ratings with developing implications.
  - Total assets under management were a record $175.5 billion, an 18% increase. Excluding the impact of the Zurich acquisition, net inflows of long-term assets were $6.1 billion in the current quarter and $12.2 billion during the last four quarters.
  - The Company announced an agreement to purchase Security Capital Research & Management Incorporated, a recognized expert in developing and providing real estate investment products, with approximately $3.5 billion in assets under management. The acquisition is expected to close in the fourth quarter.
  - On September 3, the New York Attorney General simultaneously filed and settled a complaint against a hedge fund alleging that the hedge fund had engaged in improper trading practices with certain mutual funds, including the One Group Funds. The Company is cooperating fully with the Attorney General, the Securities and Exchange Commission and other regulators in connection with inquiries into these practices, and is reviewing its mutual fund practices. To date, the Company has found no systemic problems. The Company continues to work towards assessing any financial impact to One Group investors from such practices and will make full restitution to One Group investors harmed as a result of improper conduct by any Bank One employee.

LINE OF BUSINESS DISCUSSION

All comparisons are to the applicable period in the prior year unless otherwise specified.

Reported Net Income (Loss) by Line of Business

($ millions)	3Q03	2Q03	3Q02	% change 2Q03	3Q02
Retail	**$392**	$373	$361	5%	9%
Commercial Banking	**361**	249	179	45	NM
Card Services	**285**	279	298	2	(4)
Investment Management[1]	**91**	76	79	20	15
Corporate[1]	**(246)**	(121)	(94)	NM	NM
Total Corporation	**$883**	$856	$823	3%	7%

[1] For all periods presented, Corporate includes the discontinued corporate trust business transferred during the third quarter from the Investment Management group. See Corporate discussion for more details.

RETAIL

Retail net income was $392 million, up $31 million, or 9%, from the prior year, and $19 million, or 5%, from the prior quarter.

Total revenue increased $92 million, or 6%, to $1.6 billion. Net interest income was $1.1 billion, up $35 million, or 3%, primarily from growth in home equity loans and core deposits, partially offset by spread compression and lower time deposits.

Noninterest income was $493 million, up $57 million, or 13%, driven by higher mortgage-related revenue, deposit service charges, and investment sales. Partially offsetting these increases were the impact of the Visa debit card interchange rate settlement and the elimination of the teller service and online bill-pay fees.

Noninterest expense was $839 million, up 3%, or $23 million, primarily due to increased marketing spend and volume-based commissions, as well as branch expansion costs, partially offset by improved efficiencies in operating expenses. Even with continued investment in Retail, noninterest expenses were essentially flat over the prior quarter.

The provision for credit losses was $139 million, up 22%, or $25 million, driven primarily by continued growth in the loan portfolios. As a percentage of average loans, net charge-offs were 1.05%, up from 0.95%, primarily due to the sale of a small non-relationship portfolio.

The allowance for credit losses of $683 million represented 1.29% of period-end loans. Nonperforming assets were $690 million, down 9% from the prior year and 12% from the prior quarter, driven by a decrease in other real estate owned.

COMMERCIAL BANKING

Commercial Banking net income increased $182 million to $361 million. Excluding the $95 million after-tax reduction in the allowance for credit losses, net income was $266 million, up

49% from $179 million, driven by substantially improved credit quality and significant growth in capital markets. These improvements were partially offset by declining loan volumes and deposit margin compression.

Net interest income decreased 5% to $576 million, reflecting a 13% reduction in average loan volume and compression in deposit spreads in the low interest rate environment. These decreases were partially offset by improvement in loan spreads, particularly in corporate banking. Loan balances continued to decline, reflecting decreased demand for financing. Despite declines in corporate banking loan balances, investment grade commitments increased in the current quarter. Middle market loan demand, however, lagged due to lower utilization and tightened credit standards.

Noninterest income was $461 million, which included the $51 million negative impact of the credit derivatives hedge portfolio and the offsetting positive impact of $51 million from the sale of loans and securities primarily acquired in satisfaction of debt. Noninterest income of $437 million in the prior year included a $101 million positive impact from the credit derivatives hedge portfolio and a $23 million loss on the sale of loans and securities acquired in satisfaction of debt. Excluding these items, the dramatic improvement year-over-year was $102 million, or 28%, driven by strong capital markets results, including greater derivatives trading revenue and higher asset-backed, syndication and fixed income origination fees.

Continued expense management efforts held noninterest expense relatively flat at $582 million despite increased expenses related to stock options and employee benefits.

Credit quality continued to improve, as indicated by a $138 million, or 58%, decline in net charge-offs. Compared to the prior quarter, net charge-offs declined $6 million, or 6%, as gross charge-offs in corporate banking improved and middle market recoveries were lower than in the prior quarter.

($ millions)	Corporate Banking			Middle Market		
	3Q03	2Q03	3Q02	3Q03	2Q03	3Q02
Net charge-offs	$56	$63	$160	$43	$42	$77
Net charge-off ratio	0.81%	0.86%	2.03%	0.62%	0.58%	0.96%
Nonperforming loans	$526	$705	$1,010	$861	$988	$1,030

The reduced size of the loan portfolio and the continued improvement in credit quality led to a $150 million reduction in the allowance for loan losses. Nonperforming loans declined 32% to $1.4 billion, reflecting declines of 48% in corporate banking and 16% in middle market banking. Compared to the prior quarter, nonperforming loans decreased 25% in corporate banking and 13% in middle market banking.

CARD SERVICES

Reported Basis

Card Services net income was $285 million, down 4% from the prior year, as continued margin compression and the higher provision for credit losses offset the benefit of higher loan volume. Net income increased $6 million, or 2%, from the prior quarter as margin improvements were partially offset by the higher provision for credit losses.

Total revenue increased 4% to $1.3 billion. Net interest income increased 15% to $414 million, reflecting higher owned loan balances, partially offset by modest margin compression. Average owned loan balances were $16.4 billion, an increase of $5.9 billion, or 56%, due to a lower percentage of seller's interest and accrued interest receivable to managed loans in the current period. End-of-period owned loans increased $2.3 billion, or 19%, from the prior year. Noninterest income remained relatively flat at $888 million, primarily driven by higher securitized and owned loans offset by lower margin earned on securitized loans.

Compared to the prior quarter, total revenue increased $102 million, or 9%, as margin stabilized. Net interest income increased $82 million, or 25%, reflecting higher owned loan balances and higher spread. Noninterest income increased 2%, primarily resulting from higher income earned on securitized loans partially offset by lower securitization activity and a modest gain from portfolio sales in the prior quarter.

Paymentech Inc., the Company's merchant card processor, reported an increase in total revenue of 18% to $148 million, resulting from a 33% increase in total transactions and a 28% increase in bank card volume, driven primarily by the purchase of the Scotia Bank merchant acquirer business in the fourth quarter 2002.

Noninterest expense was $593 million, a decline of 4%, due to reduced marketing expenses partially offset by higher Paymentech expenses. Marketing expenses increased, however, from the prior quarter, contributing to the 5% increase in noninterest expense over the prior quarter.

Provision for credit losses was $246 million, an increase of $98 million, or 66%, which included the $35 million increase in the allowance for credit losses. The net charge-off ratio was 5.13%, up from 4.99%.   In the prior quarter, provision for credit losses was $182 million and the net charge-off ratio was 5.17%. The 30-day delinquency ratio increased to 3.82% from 2.74% in the prior year and 3.22% in the prior quarter.

The Company believes that it is more meaningful to discuss credit performance on a managed basis as the on-balance sheet portfolio has a greater percentage of new originations and, therefore, is less seasoned. See the Managed Basis section below for this information.

Managed Basis

Card Services net income was $285 million, down 4% from the prior year, as margin compression and the higher provision for credit losses offset the benefits of higher loan volume. Net income increased $6 million, or 2%, from the prior quarter as margin improvements were partially offset by the higher provision for credit losses.

Total revenue increased 5% to $2.1 billion. Net interest income increased 5% to $1.6 billion, reflecting the effect of higher average loan balances, partially offset by modest margin compression. Average managed loans were $74.3 billion, an increase of $6.1 billion, or 9%. End-of-period loans increased $5.1 billion, or 7%, from the prior year. Noninterest income increased 5% to $470 million, primarily resulting from the benefit of increased charge volume. Charge volume increased 8% to $42.8 billion.

Compared to the prior quarter, total revenue increased 5% as margin improved by 40 basis points Net interest income increased 8%, primarily resulting from higher average loan balances and higher spread. Charge volume increased $2.3 billion or 6%. Noninterest income decreased 2% as lower securitization activity and higher rewards expense offset the benefit of increased charge volume. In addition, the prior quarter included a gain from a portfolio sale.

Paymentech Inc., the Company's merchant card processor, reported an increase in total revenue of 18% to $148 million, resulting from a 33% increase in total transactions and a 28% increase in bank card volume, driven primarily by the purchase of the Scotia Bank merchant acquirer business in the fourth quarter 2002.

Noninterest expense was $593 million, a decline of 4%, due to reduced marketing expenses partially offset by higher Paymentech expenses. Marketing expenses increased, however, from the prior quarter, contributing to the 5% increase in noninterest expense over the prior quarter.

Provision for credit losses increased $149 million, or 17%, to $1.0 billion, primarily driven by higher managed loan balances, higher non-bankruptcy losses and a $35 million increase in the allowance for credit losses. Credit ratios remained strong despite the increase in the managed net charge-off rate to 5.30% from the lower rate of 5.00% in the prior year. Compared to the prior quarter, provision for credit losses increased by $68 million, or 7%, due in part to slightly lower recoveries and an increase in the allowance for credit losses. The net charge-off ratio in the prior quarter was 5.21%. The 30-day delinquency ratio, however, decreased to 3.98% from 4.05% in the prior year but increased from 3.95% in the prior quarter.

INVESTMENT MANAGEMENT

Investment Management net income totaled $91 million, an increase of $12 million, or 15%, driven by the acquisition of Zurich Life, strong asset growth, and an improved market. Since Zurich closed on September 3, only one month of earnings is included.

Assets under management increased $27 billion, or 18%, to $175.5 billion. Money market, equity, and fixed income assets increased 3%, 19%, and 39%, respectively. A significant portion of the increase was driven by the institutional and external channels, which collectively increased $24 billion, or 31%. The Zurich acquisition represented $5.4 billion of the fixed income and institutional increases. One Group mutual fund assets increased $9 billion, or 10%, to $100.6 billion.

Net interest income increased $26 million, or 29%, to $115 million, primarily attributable to Zurich. Additionally, continued strong average deposit growth of $2.3 billion, or 27%, tempered by compressed margins, contributed to the increase.

Noninterest income increased $33 million, or 15%, to $257 million, primarily driven by the acquisition of Zurich. In addition, positive overall net fund flows, improved market conditions, and a more favorable mix toward long-term assets under management contributed to the increase.

Noninterest expense increased $40 million, or 22%, to $224 million, due also to Zurich. Additionally, slightly higher compensation costs and higher legal costs contributed to the overall increase.

The provision for credit losses was $4 million, an increase of $2 million, reflecting the deterioration in the credit quality of certain large loans.

CORPORATE

Corporate net loss totaled $246 million, compared with a net loss of $94 million. Corporate includes treasury activities, investment portfolios, other unallocated corporate expenses, the non-core portfolios, and the corporate trust business transferred from the Investment Management line of business and reflected as discontinued operations.

Corporate Excluding Non-core Portfolios and Discontinued Operations

In addition to the earnings impact of the non-core portfolios and the discontinued operations, which are described below, Corporate net loss for the third quarter included the following pre-tax components:

• Treasury net interest expense	$(85)
• Net gain on Corporate investment activity	37
• Losses related to termination of debt	(162)
• Corporate unallocated expenses	(146)

Treasury net interest expense was $85 million, an increase of $124 million over the prior year and a increase of $9 million from the prior quarter. In 2002, the Company extended liability duration and repositioned the treasury investment portfolio in order to position the balance sheet more defensively for rising interest rates.

Net securities gains were $37 million, as a result of both net gains in principal investments and net losses in the treasury investment portfolio. The principal investment portfolio gains were primarily driven by the sale of Ability One. This compares to net securities losses in the prior year of $17 million and net securities gains of $154 million in the prior quarter.

The Company repaid certain floating rate debt and unwound related hedges leading to a $162 million loss, which was recognized in other income.

Corporate expenses were $146 million, compared to $162 million in the prior year and $154 million in the prior quarter.

Non-core Portfolios

Net loss from the non-core portfolios was $12 million as compared to a net loss of $69 million in the prior quarter, including the impact of an increase in the allowance for loan losses of $85 million.

Average loan balances were $11.1 billion, down 37% over the prior year and 13% over the prior quarter, as the portfolios continued to liquidate at a steady pace. Net interest income was $91 million, down $53 million, primarily due to this liquidation.

Provision for credit losses was $74 million, down $10 million, reflecting the decrease in home equity net charge-offs. Excluding the $85 million that was added to the allowance for credit losses in the prior quarter, provision increased $3 million. The net charge-off ratio increased to 2.84% from 2.60% in the prior quarter.

Discontinued Operations

As a result of the Company's announced agreement to sell its corporate trust business to JP Morgan Chase, the results of these operations have been transferred from the Investment Management Group to the Corporate line of business and reported as discontinued operations. The following table provides details of the impact of this business.

($ millions)	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02	1Q02
Total Revenues	$ 35	$ 36	$ 34	$ 35	$ 31	$ 30	$ 35
Total Expenses (excl. taxes)	21	22	23	19	16	17	18
Pre-tax Income	14	14	11	16	15	13	17
Net Income	9	9	7	10	10	8	11
Total Assets	92	341	116	84	119	71	95

Other Corporate Items

Capital and leverage continued to be strong as identified below.

	3Q03	2Q03	3Q02
Tier 1 Capital	9.8%	9.7%	9.5%
Total Capital	13.5%	13.6%	13.0%
Leverage	8.4%	8.7%	9.0%

The Company repurchased more than 13 million shares of common stock at an average cost of $38.86 per share. For the first nine months of 2003, purchases totaled more than 53 million shares at an average cost of $37.05 per share. As of September 30, 2003, $2.5 billion remained available under the $3 billion program that was approved in July 2003.

In accordance with FIN 46, the Company had been prepared to consolidate the assets, liabilities, and earnings associated with its asset-backed conduit business as of July 1, 2003. As a result of FASB's recent delay in the implementation date of FIN 46, the Company did not consolidate these entities, but expects to adopt FIN 46 as of December 31, 2003. Refer to the attached Supplemental Disclosures regarding the expected impact to the Company of consolidating certain asset-backed conduits under FIN 46, as currently drafted.

Bank One Corporation (www.bankone.com) is the nation's sixth-largest bank holding company, with assets of $290 billion. Bank One currently has more than 51 million credit cards issued, nearly 7 million retail households, and over 20,000 middle market customers. It also manages $175.5 billion of clients' investment assets.

Conference Call and Webcast Information

An analyst meeting and conference call discussing the quarter's results will be held today, October 21, 2003 at 3:00 p.m. (Eastern). To participate, phone (800) 818-5264 (domestic) or (913) 981-4910 (international); confirmation code 156609.

The live audio webcast will be available through the Investor Relations section of Bank One's website at www.shareholder.com/one/medialist.cfm.

A playback of this conference call will be available after 6:00 p.m. (Eastern) today through October 31, 2003, by calling (888) 203-1112 (domestic) or (719) 457-0820 (international); confirmation code 156609.

Forward-looking Statements

This discussion of financial results contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon management's current beliefs and expectations, and are subject to significant risks and uncertainties that may cause actual results to differ materially. Such risks and uncertainties are described in the Company's reports filed with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended December 31, 2002.

Media Contact:		**Investor Contacts:**	
Thomas A. Kelly	(312) 732-7007	Amy R. Fahey	(312) 732-5771
		Sandra M. Moe	(312) 732-8013
		Charles A. Peruski	(312) 732-5531

SUPPLEMENTAL DISCLOSURES
(Estimated and Unaudited)

Anticipated Effects of FIN 46

- On October 9, 2003, the Financial Accounting Standards Board issued a one-quarter deferral of the implementation of Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). Bank One had previously announced its intent to consolidate certain variable interest entities related to its asset-backed conduit business. As a result of the FASB's deferral, the Company expects to consolidate or restructure these entities in accordance with FIN 46 in the fourth quarter. During the third quarter, banking regulators issued interim regulations that provide risk-based capital relief for certain assets that would be consolidated under FIN 46. Assuming the Company had adopted FIN 46 as it is currently written and consolidated certain asset-backed conduit entities, the balance sheet and earnings impact would have been as follows.

($ millions)	Incremental Consolidation Effect	Consolidated Results	
		Reported 3Q03	Proforma 3Q03
Total Assets	$37,666	$290,006	$327,672
Total Revenue (FTE)	$11	$2,127	$2,138
Noninterest Expense	$7	$2,421	$2,428
Net Income	$3	$883	$886
Tier 1 Capital	0%	9.8%	9.8%
Total Capital	0%	13.5%	13.5%
Leverage	(1.0)%	8.4%	7.4%

FINANCIAL INFORMATION
THIRD QUARTER 2003

NOTES:

Refer to 2002 Annual Report for definitions and methodologies. The line of business information is provided for analytical purposes and is based on management information systems, assumptions and methodologies that are under continual review.

The following changes have been made in the Third Quarter 2003 Earnings Press Release:
- As a result of the expected sale of the corporate trust business, the business was transferred from Investment Management to the Corporate line of business and reported as discontinued operations. Certain ratios on a consolidated basis are based upon continuing operations.
- Certain deposits in Investment Management, previously categorized as time deposits, were reclassified as savings. Prior period amounts have been reclassified to conform to the current period presentation.
- Certain loans, previously classified as other personal loans, were reclassified into loan categories which are more reflective of management's view of the underlying loan characteristics. Prior period balances have been adjusted to conform to the current period presentation.

Summary Earnings Information

BANK ONE.

| | 2003 (1) | | | 2002 (1) | | Change from | | | | |
| | 3rd Qtr | 2nd Qtr | 1st Qtr | 4th Qtr | 3rd Qtr | 2Q03 | | 3Q02 | |
						Amt	%	Amt	%
NET INCOME by LOB *($ millions)*									
Retail	$ 392	$ 373	$ 395	$ 355	$ 361	$ 19	5%	$ 31	9%
Commercial Banking	361	249	217	148	179	112	45	182	N/M
Card Services	285	279	248	321	298	6	2	(13)	(4)
Investment Management	91	76	73	60	79	15	20	12	15
Corporate	(255)	(130)	(122)	(52)	(104)	(125)	(96)	(151)	N/M
Income from continuing operations	$ 874	$ 847	$ 811	$ 832	$ 813	$ 27	3	$ 61	8
Discontinued Operations									
Income from discontinued operations	$ 14	$ 14	$ 11	$ 16	$ 15	$ -	-	$ (1)	(7)
Applicable income taxes	5	5	4	6	5	-	-	-	-
Income from discontinued operations	$ 9	$ 9	$ 7	$ 10	$ 10	$ -	-	$ (1)	(10)
Net Income	$ 883	$ 856	$ 818	$ 842	$ 823	$ 27	3	$ 60	7
Retail	44.9%	44.0%	48.7%	42.7%	44.4%	0.9%		0.5%	
Commercial Banking	41.3	29.4	26.8	17.8	22.0	11.9		19.3	
Card Services	32.6	32.9	30.6	38.6	36.7	(0.3)		(4.1)	
Investment Management	10.4	9.0	9.0	7.2	9.7	1.4		0.7	
Corporate	(29.2)	(15.3)	(15.0)	(6.3)	(12.8)	(13.9)		(16.4)	
Income from continuing operations	100.0	100.0	100.0	100.0	100.0				
CAPITAL RATIOS									
Tier 1 capital	9.8%	9.7%	10.0%	9.9%	9.5%	0.1%		0.3%	
Total capital	13.5	13.6	13.8	13.7	13.0	(0.1)		0.5	
Leverage	8.4	8.7	8.9	8.9	9.0	(0.3)		(0.6)	
COMMON STOCK DATA									
Average shares outstanding *(millions):*									
Basic shares	1,115	1,132	1,148	1,157	1,162	(17)	(2)%	(47)	(4)%
Diluted shares	1,124	1,140	1,156	1,166	1,171	(16)	(1)	(47)	(4)
Basic earnings per share									
Income from continuing operations	$ 0.78	$ 0.75	$ 0.70	$ 0.72	$ 0.70	$ 0.03	4	$ 0.08	11
Income from discontinued operations, net	0.01	0.01	0.01	0.01	0.01	-	-	-	-
Net Income	$ 0.79	$ 0.76	$ 0.71	$ 0.73	$ 0.71	$ 0.03	4	$ 0.08	11
Diluted earnings per share									
Income from continuing operations	$ 0.78	$ 0.74	$ 0.70	$ 0.71	$ 0.69	$ 0.04	5	$ 0.09	13
Income from discontinued operations, net	0.01	0.01	0.01	0.01	0.01	-	-	-	-
Net Income	$ 0.79	$ 0.75	$ 0.71	$ 0.72	$ 0.70	$ 0.04	5	$ 0.09	13
Cash dividends declared	0.25	0.21	0.21	0.21	0.21	0.04	19	0.04	19
Book value per share	20.05	19.70	19.44	19.28	18.79	0.35	2	1.26	7
Stock price, quarter-end	38.65	37.18	34.62	36.55	37.40	1.47	4	1.25	3
Headcount	71,240	72,323	74,077	73,685	73,535	(1,083)	(1)	(2,295)	(3)

NOTES:

(1) Prior period data has been adjusted for the transfer of corporate trust from the Investment Management to the Corporate line of business where it is now reported as discontinued operations.

Select Financial Information - Reported Basis



	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	**%**	**Amt**	**%**
INCOME STATEMENT DATA *($ millions)*									
Total revenue, net of interest expense	$ 4,084	$ 4,072	$ 3,943	$ 4,197	$ 4,154	$ 12	0%	$ (70)	(2)%
Net interest income - fully taxable-equivalent ("FTE") basis (1)	2,127	2,009	2,021	2,180	2,226	118	6	(99)	(4)
Noninterest income	1,998	2,102	1,959	2,053	1,966	(104)	(5)	32	2
Total revenue, net of interest expense ("FTE")	4,125	4,111	3,980	4,233	4,192	14	-	(67)	(2)
Provision for credit losses	416	461	496	628	587	(45)	(10)	(171)	(29)
Noninterest expense	2,421	2,403	2,297	2,371	2,404	18	1	17	1
Income from continuing operations	874	847	811	832	813	27	3	61	8
Discontinued Operations									
Income from discontinued operations	14	14	11	16	15	-	-	(1)	(7)
Applicable income taxes	5	5	4	6	5	-	-	-	-
Income from discontinued operations	9	9	7	10	10	-	-	(1)	(10)
Net Income	883	856	818	842	823	27	3	60	7
Memo: Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-
BALANCE SHEET ENDING BALANCES *($ millions)*									
Loans	$ 141,710	$ 144,583	$ 144,747	$ 148,125	$ 150,389	(2,873)	(2)	(8,679)	(6)
Assets	290,006	299,463	287,864	277,383	274,187	(9,457)	(3)	15,819	6
Deposits	163,411	172,015	167,075	170,008	164,036	(8,604)	(5)	(625)	-
Long-term debt (2)	50,721	46,289	45,173	43,460	42,693	4,432	10	8,028	19
Common stockholders' equity	22,411	22,257	22,316	22,440	21,925	154	1	486	2
Total stockholders' equity	22,411	22,257	22,316	22,440	21,925	154	1	486	2
CREDIT QUALITY RATIOS									
Net charge-offs to average loans	1.50%	1.35%	1.35%	1.65%	1.55%	0.15%		(0.05)%	
Allowance to period end loans	3.34	3.35	3.31	3.20	3.17	(0.01)		0.17	
Nonperforming assets to related assets (3)	2.06	2.28	2.38	2.38	2.48	(0.22)		(0.42)	
FINANCIAL PERFORMANCE									
Return on average assets	1.24%	1.24%	1.22%	1.24%	1.24%	0.00%		0.00%	
Return on average common equity	15.8	15.3	14.7	15.0	14.8	0.5		1.0	
Net interest margin	3.45	3.37	3.45	3.65	3.83	0.08		(0.38)	
Efficiency ratio	58.7	58.5	57.7	56.0	57.3	0.2		1.4	

NOTES:

(1) Net interest income-FTE includes taxable equivalent adjustments of $41 million, $39 million, $37 million, $36 million and $38 million for the quarters ended September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002, respectively.

(2) Includes trust preferred capital securities.

(3) Related assets consist of loans outstanding including loans held for sale, and other real estate owned.

Select Financial Information - Managed Basis



	2003			2002		Change from			
						2Q03		3Q02	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Total revenue, net of interest expense	$ 4,898	$ 4,918	$ 4,752	$ 4,938	$ 4,875	$ (20)	0%	$ 23	0%
Net interest income - fully taxable-equivalent ("FTE") basis (1) (2)	$ 3,318	$ 3,165	$ 3,189	$ 3,335	$ 3,390	153	5	(72)	(2)
Noninterest income (2)	1,580	1,716	1,600	1,639	1,523	(136)	(8)	57	4
Total revenue, net of interest expense ("FTE")	4,898	4,881	4,789	4,974	4,913	17	-	(15)	-
Provision for credit losses	1,189	1,230	1,306	1,370	1,308	(41)	(3)	(119)	(9)
Noninterest expense	2,421	2,403	2,297	2,371	2,404	18	1	17	1
Income from continuing operations	874	847	811	832	813	27	3	61	8
Discontinued Operations									
Income from discontinued operations	14	14	11	16	15	-	-	(1)	(7)
Applicable income taxes	5	5	4	6	5	-	-	-	-
Income from discontinued operations	9	9	7	10	10	-	-	(1)	(10)
Net Income	883	856	818	842	823	27	3	60	7
Memo: Credit card revenue	556	525	492	576	533	31	6	23	4
Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-
BALANCE SHEET ENDING BALANCES *($ millions)*									
Loans	$ 201,758	$ 204,829	$ 205,208	$ 210,540	$ 207,634	$ (3,071)	(1)%	$ (5,876)	(3)%
Assets	326,769	335,295	323,169	311,271	307,044	(8,526)	(3)	19,725	6
CREDIT QUALITY RATIOS									
Net charge-offs to average loans	2.60%	2.47%	2.52%	2.62%	2.52%	0.13%		0.08%	
Total net charge-offs *($ millions)*	1,313	1,258	1,305	1,363	1,295	55	4	18	1
FINANCIAL PERFORMANCE									
Net interest margin	4.68%	4.61%	4.74%	4.89%	5.09%	0.07%		(0.41)%	
Efficiency ratio	49.4	49.2	48.0	47.7	48.9	0.2		0.5	
CAPITAL RATIO									
Tangible common equity/tangible assets	6.1%	5.9%	6.2%	6.4%	6.4%	0.2%		(0.3)%	

NOTES:

The Corporation evaluates its Card Services line of business trends on a managed basis which assumes that securitized receivables are still on the balance sheet. The Corporation manages its Card Services operations on a managed basis because the receivables that are securitized are subject to underwriting standards comparable to the owned portfolio and are serviced by operating personnel without regard to ownership. The Corporation believes that investors should be informed, and often request information, about the credit performance of the entire managed portfolio in order to understand the quality of the Card Services originations and the related credit risks inherent in the owned portfolio and retained interests in securitizations. In addition, the Corporation funds its Card Services operations, reviews operating results and makes decisions about allocating resources, such as employees and capital on a managed basis. See "Loan Securitizations" on page 74 and Note 9, "Credit Card Securitizations, " of the December 31, 2002 Form 10-K for additional information related to the Corporation's securitization activity.

(1) Net interest income-FTE includes taxable equivalent adjustments of $41 million, $39 million, $37 million, $36 million and $38 million for the quarters ended September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002, respectively.

(2) On a reported basis, income earned on securitized loans is reported in credit card revenue and income earned on seller's interest is reported in net interest income.

Consolidated Statements of Income - Reported Basis

BANK ONE.

| | 2003 | | | 2002 | | Change from | | | |
| | 3rd Qtr | 2nd Qtr | 1st Qtr | 4th Qtr | 3rd Qtr | 2Q03 | | 3Q02 | |
						Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Interest income	$ 3,172	$ 3,130	$ 3,187	$ 3,435	$ 3,524	$ 42	1%	$ (352)	(10)%
Interest expense	1,086	1,160	1,203	1,291	1,336	(74)	(6)	(250)	(19)
Total net interest income	2,086	1,970	1,984	2,144	2,188	116	6	(102)	(5)
Banking fees and commissions	441	458	440	431	410	(17)	(4)	31	8
Credit card revenue	974	911	851	989	976	63	7	(2)	-
Service charges on deposits	433	413	383	399	409	20	5	24	6
Fiduciary and investment management fees	164	161	160	157	159	3	2	5	3
Investment securities gains (losses)	68	152	69	116	(29)	(84)	(55)	97	N/M
Trading	23	(76)	4	(10)	143	99	N/M	(120)	(84)
Other income (loss)	(105)	83	52	(29)	(102)	(188)	N/M	(3)	(3)
Total noninterest income	1,998	2,102	1,959	2,053	1,966	(104)	(5)	32	2
Total revenue, net of interest expense	4,084	4,072	3,943	4,197	4,154	12	-	(70)	(2)
Provision for credit losses	416	461	496	628	587	(45)	(10)	(171)	(29)
Salaries and employee benefits	1,193	1,213	1,173	1,127	1,121	(20)	(2)	72	6
Occupancy	175	166	164	158	158	9	5	17	11
Equipment	119	117	111	115	107	2	2	12	11
Outside service fees and processing	290	282	266	322	302	8	3	(12)	(4)
Marketing and development	253	215	226	241	292	38	18	(39)	(13)
Telecommunication	58	54	48	56	74	4	7	(16)	(22)
Other intangible amortization	34	32	32	31	32	2	6	2	6
Other expense	299	324	277	321	318	(25)	(8)	(19)	(6)
Total noninterest expense before merger and restructuring-related charges (reversals)	2,421	2,403	2,297	2,371	2,404	18	1	17	1
Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-
Total noninterest expense	2,421	2,403	2,297	2,371	2,404	18	1	17	1
Income before income taxes	1,247	1,208	1,150	1,198	1,163	39	3	84	7
Applicable income taxes	373	361	339	366	350	12	3	23	7
Income from continuing operations	$ 874	$ 847	$ 811	$ 832	$ 813	$ 27	3%	$ 61	8
Discontinued Operations									
Income from discontinued operations	$ 14	$ 14	$ 11	$ 16	$ 15	$ -	0%	$ (1)	(7)
Applicable income taxes	5	5	4	6	5	-	-	-	-
Income from discontinued operations	$ 9	$ 9	$ 7	$ 10	$ 10	$ -	0%	$ (1)	(10)%
Net Income	$ 883	$ 856	$ 818	$ 842	$ 823	$ 27	3%	$ 60	7%
Net income attributable to common stockholders' equity	$ 883	$ 856	$ 818	$ 842	$ 823	$ 27	3%	$ 60	7%

Consolidated Statements of Income - Reported Basis



| | 2003 | | | 2002 | | Change from | | | |
| | 3rd Qtr | 2nd Qtr | 1st Qtr | 4th Qtr | 3rd Qtr | 2Q03 | | 3Q02 | |
						Amt	%	Amt	%
Basic earnings per share									
Income from continuing operations	$ 0.78	$ 0.75	$ 0.70	$ 0.72	$ 0.70	$ 0.03	4%	$ 0.08	11%
Income from discontinued operations, net	0.01	0.01	0.01	0.01	0.01	-	-	-	-
Net Income	$ 0.79	$ 0.76	$ 0.71	$ 0.73	$ 0.71	$ 0.03	4%	$ 0.08	11%
Diluted earnings per share									
Income from continuing operations	$ 0.78	$ 0.74	$ 0.70	$ 0.71	$ 0.69	$ 0.04	5%	$ 0.09	13%
Income from discontinued operations, net	0.01	0.01	0.01	0.01	0.01	-	-	-	-
Net Income	$ 0.79	$ 0.75	$ 0.71	$ 0.72	$ 0.70	$ 0.04	5%	$ 0.09	13%
Average shares outstanding (millions):									
Basic	1,115	1,132	1,148	1,157	1,162	(17)	(2)%	(47)	(4)%
Diluted	1,124	1,140	1,156	1,166	1,171	(16)	(1)	(47)	(4)

Consolidated Statement of Income - YTD - Reported Basis

BANK▮ONE.

		Nine Months Ended			
	2003	**2002**		**Change**	
				Amt	**%**
INCOME STATEMENT DATA *($ millions)*					
Interest income	$ 9,489	$ 10,452	$	(963)	(9)%
Interest expense	3,449	4,041		(592)	(15)
Total net interest income	6,040	6,411		(371)	(6)
Banking fees and commissions	1,339	1,363		(24)	(2)
Credit card revenue	2,736	2,847		(111)	(4)
Service charges on deposits	1,229	1,178		51	4
Fiduciary and investment management fees	485	488		(3)	(1)
Investment securities gains (losses)	289	49		240	N/M
Trading	(49)	234		(283)	N/M
Other income (loss)	30	(32)		62	N/M
Total noninterest income	6,059	6,127		(68)	(1)
Total revenue, net of interest expense	12,099	12,538		(439)	(4)
Provision for credit losses	1,373	1,859		(486)	(26)
Salaries and employee benefits	3,579	3,297		282	9
Occupancy	505	485		20	4
Equipment	347	308		39	13
Outside service fees and processing	838	969		(131)	(14)
Marketing and development	694	828		(134)	(16)
Telecommunication	160	308		(148)	(48)
Other intangible amortization	98	94		4	4
Other expense	900	949		(49)	(5)
Total noninterest expense before merger and restructuring-related charges (reversals)	7,121	7,238		(117)	(2)
Merger and restructuring-related charges (reversals)	-	(63)		63	N/M
Total noninterest expense	7,121	7,175		(54)	(1)
Income before income taxes	3,605	3,504		101	3
Applicable income taxes	1,073	1,080		(7)	(1)
Income from continuing operations	$ 2,532	$ 2,424	$	108	4%
Discontinued Operations					
Income from discontinued operations	$ 39	$ 45	$	(6)	(13)%
Applicable income taxes	14	16		(2)	(13)
Income from discontinued operations	$ 25	$ 29	$	(4)	(14)%
Net Income	$ 2,557	$ 2,453	$	104	4%
Net income attributable to common stockholders' equity	$ 2,557	$ 2,453	$	104	4%
Basic earnings per share					
Income from continuing operations	$ 2.24	$ 2.08	$	0.16	8%
Income from discontinued operations, net	0.02	0.02		-	-
Net Income	$ 2.26	$ 2.10	$	0.16	8%

Consolidated Statement of Income - YTD - Reported Basis



	Nine Months Ended				
	2003	**2002**	**Change**		
			Amt	**%**	
Diluted earnings per share					
Income from continuing operations	$ **2.23**	$ 2.06	0.17	8	
Income from discontinued operations, net	**0.02**	0.02	-	-	
Net Income	$ **2.25**	$ 2.08	$ 0.17	8%	
Average shares outstanding (millions):					
Basic	**1,131**	1,163	(32)	(3)%	
Diluted	**1,138**	1,174	(36)	(3)	

Consolidated - Reconciliation of Reported and Managed Data



	2003			2002	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
INCOME STATEMENT DATA (in millions):					
Net interest income - FTE					
Reported data for the period	$ 2,127 $	2,009 $	2,021	$ 2,180 $	2,226
Securitization adjustments	1,191	1,156	1,168	1,155	1,164
Managed net interest income	3,318	3,165	3,189	3,335	3,390
Credit card revenue:					
Reported data for the period	974	911	851	989	976
Securitization adjustments	(418)	(386)	(359)	(413)	(443)
Managed credit card revenue	556	525	492	576	533
Noninterest income:					
Reported data for the period	1,998	2,102	1,959	2,053	1,966
Securitization adjustments	(418)	(386)	(359)	(414)	(443)
Managed noninterest income	1,580	1,716	1,600	1,639	1,523
Total revenue, net of interest expense FTE:					
Reported data for the period	4,125	4,111	3,980	4,233	4,192
Securitization adjustments	773	770	809	741	721
Managed total revenue, net of interest expense.	4,898	4,881	4,789	4,974	4,913
Provision for credit losses					
Reported data for the period	416	461	496	628	587
Securitization adjustments	773	769	810	742	721
Managed provision for credit losses	1,189	1,230	1,306	1,370	1,308
BALANCE SHEET - ENDING BALANCES (in millions):					
Loans:					
Reported data for the period	$ 141,710 $	144,583 $	144,747	$ 148,125 $	150,389
Securitization adjustments	60,048	60,246	60,461	62,415	57,245
Managed loans	201,758	204,829	205,208	210,540	207,634
Total assets:					
Reported data for the period	290,006	299,463	287,864	277,383	274,187
Securitization adjustments	36,763	35,832	35,305	33,888	32,857
Managed total assets	326,769	335,295	323,169	311,271	307,044
BALANCE SHEET - AVERAGE BALANCES (in millions):					
Investment Securities:					
Reported data for the period	$ 71,738 $	66,735 $	65,050	$ 64,076 $	66,732
Securitization adjustments	(21,255)	(22,722)	(25,893)	(24,138)	(24,236)
Managed investment securities	50,483	44,013	39,157	39,938	42,496
Loans:					
Reported data for the period	144,162	144,635	146,419	150,531	148,152
Securitization adjustments	57,858	58,945	61,020	57,636	57,678
Managed loans	202,020	203,580	207,439	208,167	205,830

Consolidated - Reconciliation of Reported and Managed Data

BANK ONE.

	2003			2002	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Other assets:					
Reported data for the period	43,090	41,452	38,892	37,888	36,277
Securitization adjustments	(574)	(559)	(566)	(7)	-
Managed other assets	42,516	40,893	38,326	37,881	36,277
Total assets:					
Reported data for the period	283,209	276,273	271,889	270,262	262,538
Securitization adjustments	36,029	35,664	34,561	33,491	33,442
Managed total assets	319,238	311,937	306,450	303,753	295,980
Other short-term borrowings:					
Reported data for the period	11,216	13,413	12,433	12,270	9,802
Securitization adjustments	36,029	35,664	34,561	33,491	33,442
Managed other short-term borrowings	47,245	49,077	46,994	45,761	43,244
Total liabilities and equity:					
Reported data for the period	283,209	276,273	271,889	270,262	262,538
Securitization adjustments	36,029	35,664	34,561	33,491	33,442
Managed total liabilities and equity	319,238	311,937	306,450	303,753	295,980
CREDIT QUALITY (in millions):					
Net charge-offs					
Reported data for the period	$ 540	$ 489	$ 495	$ 622	$ 573
Securitization adjustments	773	769	810	741	722
Managed net charge-offs	1,313	1,258	1,305	1,363	1,295

NOTES:

The Corporation evaluates its Card Services line of business trends on a managed basis which assumes that securitized receivables have not been sold
and are still on the balance sheet. The Corporation manages its Card Services operations on a managed basis because the receivables that are securitized are
subject to underwriting standards comparable to the owned portfolio and are serviced by operating personnel without regard to ownership.
The Corporation believes that investors should be informed, and often request information, about the credit performance of the entire managed portfolio
in order to understand the quality of the Card Services originations and the related credit risks inherent in the owned portfolio and retained interests in
securitizations In addition, the Corporation funds its Card Services operations, reviews operating results and makes decisions about allocating resources,
such as employees and capital, on a managed basis. See "Loan Securitizations" on page 74 and Note 9, "Credit Card Securitizations, " of the
December 31, 2002 Form 10-K for additional information related to the Corporation's securitization activity.

BANK ONE.

	2003			2002		Change from				
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02		
						Amt	%	Amt	%	
INCOME STATEMENT DATA *($ millions)*										
Net interest income - FTE (1)	$ 1,102	$ 1,077	$ 1,122	$ 1,078	$ 1,067	$ 25	2%	$ 35	3%	
Banking fees and commissions	170	175	189	167	170	(5)	(3)	-	-	
Credit card revenue	53	59	53	54	51	(6)	(10)	2	4	
Service charges on deposits	242	225	204	223	213	17	8	29	14	
Other income (loss)	28	2	13	2	2	26	N/M	26	N/M	
Total noninterest income	493	461	459	446	436	32	7	57	13	
Total revenue, net of interest expense	1,595	1,538	1,581	1,524	1,503	57	4	92	6	
Provision for credit losses	139	108	116	132	114	31	29	25	22	
Salaries and employee benefits	390	407	386	388	377	(17)	(4)	13	3	
Other expense	449	435	457	443	439	14	3	10	2	
Total noninterest expense before merger										
and restructuring-related charges (reversals)	839	842	843	831	816	(3)	-	23	3	
Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-	
Total noninterest expense	839	842	843	831	816	(3)	-	23	3	
Income before income taxes	617	588	622	561	573	29	5	44	8	
Applicable income taxes	225	215	227	206	212	10	5	13	6	
Net income	$ 392	$ 373	$ 395	$ 355	$ 361	$ 19	5%	$ 31	9%	
FINANCIAL PERFORMANCE										
Return on average common equity	33%	31%	34%	30%	30%	2%		3%		
Efficiency ratio	53	55	53	55	54	(2)		(1)		
Headcount	30,867	31,812	33,135	32,931	32,753	(945)	(3)	(1,886)	(6)	
ENDING BALANCES *($ millions)* (2)										
Small business commercial	$ 10,122	$ 10,050	$ 9,946	$ 9,921	$ 9,899	$ 72	1%	$ 223	2%	
Home equity	25,252	23,863	21,688	20,853	18,696	1,389	6	6,556	35	
Vehicle	13,841	13,873	14,223	14,661	15,001	(32)	-	(1,160)	(8)	
Other personal loans	6,199	5,919	6,378	6,869	7,118	280	5	(919)	(13)	
Total loans (3)	55,414	53,705	52,235	52,304	50,714	1,709	3	4,700	9	
Assets	58,080	56,900	55,739	56,007	54,174	1,180	2	3,906	7	
Demand deposits	29,642	29,280	28,534	27,711	26,607	362	1	3,035	11	
Savings	40,581	40,066	40,155	38,784	38,130	515	1	2,451	6	
Core deposits	70,223	69,346	68,689	66,495	64,737	877	1	5,486	8	
Time	18,616	19,486	20,617	21,777	23,000	(870)	(4)	(4,384)	(19)	
Total deposits	88,839	88,832	89,306	88,272	87,737	7	-	1,102	1	
Equity	4,774	4,774	4,774	4,774	4,774	-	-	-	-	

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
AVERAGE BALANCES *($ millions)* (2)									
Small business commercial	$ 10,126	$ 10,010	$ 9,955	$ 9,879	$ 9,891	$ 116	1%	$ 235	2%
Home equity	24,499	22,807	21,199	19,987	17,872	1,692	7	6,627	37
Vehicle	13,962	13,989	14,436	14,865	14,574	(27)	-	(612)	(4)
Other personal loans	6,147	6,087	7,020	6,952	6,773	60	1	(626)	(9)
Total loans	54,734	52,893	52,610	51,683	49,110	1,841	3	5,624	11
Assets	57,467	56,261	56,075	55,352	52,688	1,206	2	4,779	9
Demand deposits	29,632	28,809	27,597	27,076	26,085	823	3	3,547	14
Savings	40,354	40,107	39,575	38,538	38,095	247	1	2,259	6
Core deposits	69,986	68,916	67,172	65,614	64,180	1,070	2	5,806	9
Time	18,985	20,095	21,181	22,398	23,759	(1,110)	(6)	(4,774)	(20)
Total deposits	88,971	89,011	88,353	88,012	87,939	(40)	-	1,032	1
Equity	4,774	4,774	4,774	4,774	4,774	-	-	-	-
CREDIT QUALITY *($ millions)*									
Net charge-offs:									
Small business commercial	$ 14	$ 16	$ 11	$ 27	$ 14	$ (2)	(13)%	$ -	0%
Home equity	47	27	26	15	24	20	74	23	96
Vehicle	56	46	47	69	53	10	22	3	6
Other personal loans	27	24	18	23	26	3	13	1	4
Total net charge-offs	144	113	102	134	117	31	27	27	23
Net charge-off ratios:									
Small business commercial	0.55%	0.64%	0.44%	1.09%	0.57%	(0.09)%		(0.02)%	
Home equity	0.77	0.47	0.49	0.30	0.54	0.30		0.23	
Vehicle	1.60	1.32	1.30	1.86	1.45	0.28		0.15	
Other personal loans	1.76	1.58	1.03	1.32	1.54	0.18		0.22	
Total net charge-offs	1.05	0.85	0.78	1.04	0.95	0.20		0.10	
Nonperforming assets:									
Commercial	$ 268	$ 255	$ 254	$ 236	$ 273	$ 13	5%	$ (5)	(2)%
Consumer	305	315	304	299	304	(10)	(3)	1	-
Total nonperforming loans (4)	573	570	558	535	577	3	1	(4)	(1)
Other, including other real estate owned ("OREO")	117	218	231	223	180	(101)	(46)	(63)	(35)
Total nonperforming assets	690	788	789	758	757	(98)	(12)	(67)	(9)
Allowance for credit losses ($ millions)	683	688	693	679	681	(5)	(1)	2	-
Allowance to period end loans	1.29%	1.33%	1.39%	1.37%	1.41%	(0.04)%		(0.12)%	
Allowance to nonperforming loans	120	121	125	128	119	(1)		1	
Nonperforming assets to related assets	1.24	1.46	1.50	1.44	1.49	(0.22)		(0.25)	

Retail Line of Business Information

BANK☰ONE.

	2003			2002		Change from				
						2Q03		3Q02		
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	Amt	%	Amt	%	
DISTRIBUTION										
Number of:										
Banking centers	**1,810**	1,803	1,798	1,795	1,779	7	0%	31	2%	
ATMs	**4,350**	4,093	4,009	3,960	4,122	257	6	228	6	
Relationship bankers	**3,139**	2,823	2,893	2,839	2,591	316	11	548	21	
On-line customers *(thousands)*	**2,184**	1,922	1,701	1,404	1,326	262	14	858	65	
Personal demand accounts *(thousands)*	**4,684**	4,541	4,438	4,360	4,339	143	3	345	8	
Business demand accounts *(thousands)*	**508**	501	496	492	491	7	1	17	3	
Debit cards issued *(thousands)*	**5,104**	4,946	4,818	4,647	4,609	158	3	495	11	
RETAIL BROKERAGE *($ millions)*										
Mutual fund sales	**$ 671**	$ 774	$ 577	$ 501	$ 575	$ (103)	(13)%	$ 96	17%	
Annuity sales	**895**	759	766	751	752	136	18	143	19	
Total investment sales volume	**1,566**	1,533	1,343	1,252	1,327	33	2	239	18	
Market value customer assets - end of period *($ billions)*	**31.9**	30.5	28.6	27.9	26.7	1.4	5	5.2	19	
Number of customers - end of period *(thousands)*	**707**	694	693	681	676	13	2	31	5	
Number of dedicated investment sales representatives	**902**	874	870	845	828	28	3	74	9	

NOTES:

(1) Net interest income-FTE includes taxable equivalent adjustments of $6 million, $6 million, $5 million, $5 million and $5 million for the quarters ended September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002 respectively.

(2) Certain loans, previously classified as other personal loans, were reclassified into loan categories which are more reflective of management's view of the underlying loan characteristics. Prior period balances have been adjusted to conform to the current period presentation.

(3) Includes loans held for sale of $2,480 million, $2,067 million, $2,390 million, $2,689 million and $2,517 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002, respectively. These amounts are not included in allowance coverage statistics.

(4) Includes loans held for sale of $2 million, $2 million, $2 million, $3 million and $3 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002 respectively. These amounts are not included in allowance coverage statistics.



Commercial Banking Line of Business Information

BANK ONE

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Net interest income - FTE (1)	**$ 576**	$ 574	$ 569	$ 609	$ 605	$ 2	0%	$ (29)	(5)%
Banking fees and commissions	**198**	234	191	206	175	(36)	(15)	23	13
Credit card revenue	**27**	27	23	22	21	-	-	6	29
Service charges on deposits	**186**	185	175	169	188	1	1	(2)	(1)
Fiduciary and investment management fees	**-**	(1)	1	2	-	1	N/M	-	-
Investment securities gains/(losses)	**31**	(2)	-	-	(12)	33	N/M	43	N/M
Trading	**30**	(75)	17	(2)	143	105	N/M	(113)	(79)
Other income (loss)	**(11)**	8	10	(15)	(78)	(19)	N/M	67	86
Total noninterest income	**461**	376	417	382	437	85	23	24	5
Total revenue, net of interest expense	**1,037**	950	986	991	1,042	87	9	(5)	-
Provision for credit losses	**(51)**	10	128	202	237	(61)	N/M	(288)	N/M
Salaries and employee benefits	**296**	295	277	273	269	1	-	27	10
Other expense	**286**	305	290	333	315	(19)	(6)	(29)	(9)
Total noninterest expense before merger and restructuring-related charges (reversals)	**582**	600	567	606	584	(18)	(3)	(2)	-
Merger and restructuring-related charges (reversals)	**-**	-	-	-	-	-	-	-	-
Total noninterest expense	**582**	600	567	606	584	(18)	(3)	(2)	-
Income before income taxes	**506**	340	291	183	221	166	49	285	N/M
Applicable income taxes	**145**	91	74	35	42	54	59	103	N/M
Net Income	**$ 361**	$ 249	$ 217	$ 148	$ 179	$ 112	45%	$ 182	N/M
Memo - Revenue by activity:									
Lending-related revenue	**$ 454**	$ 434	$ 430	$ 446	$ 390	$ 20	5%	$ 64	16%
Credit derivative hedge portfolio	**(51)**	(143)	(54)	(59)	101	92	64	(152)	N/M
Global treasury services	**405**	395	390	399	426	10	3	(21)	(5)
Capital markets (2)	**234**	253	201	199	154	(19)	(8)	80	52
Other	**(5)**	11	19	6	(29)	(16)	N/M	24	83
FINANCIAL PERFORMANCE									
Return on average common equity	**19%**	13%	12%	8%	10%	6%		9%	
Efficiency ratio	**56**	63	58	61	56	(7)		-	
Efficiency ratio excluding credit derivative hedge portfolio	**53**	55	55	58	62	(2)		(9)	
Headcount:									
Corporate banking (including capital markets)	**2,624**	2,615	2,491	2,359	2,306	9	0%	318	14%
Middle market banking	**2,551**	2,491	2,677	2,853	2,942	60	2	(391)	(13)
Global treasury services	**3,234**	3,239	3,203	3,342	3,403	(5)	-	(169)	(5)
Operations, technology and other administration	**1,930**	2,048	2,023	1,988	1,967	(118)	(6)	(37)	(2)
Total headcount	**10,339**	10,393	10,394	10,542	10,618	(54)	(1)	(279)	(3)

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
ENDING BALANCES *($ millions)*									
Loans (3)	$ 54,493	$ 57,775	$ 59,457	$ 61,895	$ 62,991	$ (3,282)	(6)%	$ (8,498)	(13)%
Assets	102,410	108,226	96,600	93,658	95,649	(5,816)	(5)	6,761	7
Demand deposits	27,287	30,324	27,668	25,462	24,514	(3,037)	(10)	2,773	11
Savings (4)	11,269	9,332	9,670	9,614	7,981	1,937	21	3,288	41
Time (4)	1,024	9,110	7,390	11,373	9,678	(8,086)	(89)	(8,654)	(89)
Foreign offices	11,619	10,838	9,221	10,192	9,400	781	7	2,219	24
Total deposits	51,199	59,604	53,949	56,641	51,573	(8,405)	(14)	(374)	(1)
Equity	7,409	7,409	7,409	7,409	7,365	-	-	44	1
AVERAGE BALANCES *($ millions)*									
Loans	$ 55,090	$ 58,046	$ 59,956	$ 62,201	$ 63,684	$ (2,956)	(5)%	$ (8,594)	(13)%
Assets	100,545	98,325	93,028	93,298	92,709	2,220	2	7,836	8
Demand deposits	25,929	24,402	22,579	22,830	21,728	1,527	6	4,201	19
Savings (4)	10,983	10,005	9,311	9,310	7,636	978	10	3,347	44
Time (4)	2,968	3,529	8,062	9,547	8,787	(561)	(16)	(5,819)	(66)
Foreign offices	10,413	10,443	9,006	8,989	8,932	(30)	-	1,481	17
Total deposits	50,293	48,379	48,958	50,676	47,083	1,914	4	3,210	7
Equity	7,409	7,409	7,409	7,409	7,365	-	-	44	1
CREDIT QUALITY *($ millions)*									
Net charge-offs	$ 99	$ 105	$ 128	$ 202	$ 237	$ (6)	(6)%	$ (138)	(58)%
Net charge-off ratio	0.72%	0.72%	0.85%	1.30%	1.49%	0.00%		(0.77)%	
Nonperforming assets:									
Nonperforming loans (5)	$ 1,387	$ 1,693	$ 1,761	$ 1,874	$ 2,040	$ (306)	(18)%	$ (653)	(32)%
Other, including other real estate owned ("OREO")	40	22	19	21	27	18	82	13	48
Total nonperforming assets	1,427	1,715	1,780	1,895	2,067	(288)	(17)	(640)	(31)
Allowance for credit losses	2,826	2,976	3,071	3,071	3,071	(150)	(5)	(245)	(8)
Allowance to period end loans	5.23%	5.18%	5.18%	4.98%	4.89%	0.05%		0.34%	
Allowance to nonperforming loans	204	176	176	166	157	28		47	
Nonperforming assets to related assets	2.62	2.97	2.99	3.06	3.28	(0.35)		(0.66)	
CORPORATE BANKING *($ millions)*									
Ending balances:									
Loans	$ 27,375	$ 29,319	$ 29,896	$ 31,559	$ 31,152	$ (1,944)	(7)%	$ (3,777)	(12)%
Deposits	24,414	32,730	29,824	31,998	28,803	(8,316)	(25)	(4,389)	(15)
Average balances:									
Loans	27,544	29,222	30,405	31,508	31,600	(1,678)	(6)	(4,056)	(13)
Deposits	25,221	24,251	26,791	28,023	25,871	970	4	(650)	(3)

	2003			2002		Change from				
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
Credit Quality:									
Net charge-offs ($ millions)	$ 56	$ 63	$ 81	$ 148	$ 160	$ (7)	(11)%	$ (104)	(65)%
Net charge-off ratio	0.81%	0.86%	1.07%	1.88%	2.03%	(0.05)%		(1.22)%	
Nonperforming loans ($ millions)	$ 526	$ 705	$ 814	$ 873	$ 1,010	$ (179)	(25)%	$ (484)	(48)%
Nonperforming loans to total loans	1.92%	2.40%	2.72%	2.76%	3.24%	(0.48)%		(1.32)%	
Syndications - Lead arranger deals:									
Volume *($ billions)*	$ 15.3	$ 15.9	$ 14.8	$ 13.5	$ 11.3	$ (0.6)	(4)%	$ 4.0	35%
Number of transactions	76	95	46	78	63	(19)	(20)	13	21
League table standing - rank	4	4	4	4	4	-		-	
League table standing - market share	7%	6%	9%	7%	6%	1%		1%	
MIDDLE MARKET BANKING *($ millions)*									
Ending balances:									
Loans	$ 27,118	$ 28,456	$ 29,561	$ 30,336	$ 31,839	$ (1,338)	(5)%	$ (4,721)	(15)%
Deposits	26,785	26,874	24,125	24,643	22,770	(89)	-	4,015	18
Average balances:									
Loans	27,546	28,824	29,551	30,693	32,084	(1,278)	(4)	(4,538)	(14)
Deposits	25,072	24,128	22,167	22,653	21,212	944	4	3,860	18
Credit Quality:									
Net charge-offs ($ millions)	$ 43	$ 42	$ 47	$ 54	$ 77	$ 1	2%	$ (34)	(44)%
Net charge-off ratio	0.62%	0.58%	0.64%	0.70%	0.96%	0.04%		(0.34)%	
Nonperforming loans ($ millions)	$ 861	$ 988	$ 947	$ 1,001	$ 1,030	$ (127)	(13)%	$ (169)	(16)%
Nonperforming loans to total loans	3.18%	3.47%	3.20%	3.30%	3.24%	(0.29)%		(0.06)%	

NOTES:

(1) Net interest income-FTE includes taxable equivalent adjustments of $28 million, $25 million, $23 million, $23 million and $23 million for the quarters ended September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002, and September 30, 2002, respectively.

(2) Capital markets includes trading revenues and underwriting, syndicated lending and advisory fees.

(3) Includes loans held for sale of $471 million, $327 million, $226 million, $235 million, and $230 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002, and September 30, 2002, respectively. These amounts are not included in allowance coverage statistics.

(4) Prior period amounts have been reclassified to conform to the current period presentation.

(5) Includes loans held for sale of $3 million, $6 million, $17 million, $19 million, and $90 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002, and September 30, 2002, respectively. These amounts are not included in allowance coverage statistics.



	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Net interest income - FTE	$ 414	$ 332	$ 309	$ 393	$ 359	$ 82	25%	$ 55	15%
Banking fees and commissions	5	9	11	11	13	(4)	(44)	(8)	(62)
Credit card revenue	895	825	774	913	903	70	8	(8)	(1)
Other income (loss)	(12)	34	(4)	(19)	(24)	(46)	N/M	12	50
Total noninterest income	888	868	781	905	892	20	2	(4)	-
Total revenue, net of interest expense	1,302	1,200	1,090	1,298	1,251	102	9	51	4
Provision for credit losses	246	182	161	168	148	64	35	98	66
Salaries and employee benefits	157	156	153	150	151	1	1	6	4
Other expense	436	408	374	455	464	28	7	(28)	(6)
Total noninterest expense before merger and restructuring-related charges (reversals)	593	564	527	605	615	29	5	(22)	(4)
Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-
Total noninterest expense	593	564	527	605	615	29	5	(22)	(4)
Income before income taxes	463	454	402	525	488	9	2	(25)	(5)
Applicable income taxes	178	175	154	204	190	3	2	(12)	(6)
Net income	$ 285	$ 279	$ 248	$ 321	$ 298	$ 6	2	$ (13)	(4)
Memo: Net securitization gains (amortization)	$ (13)	$ 17	$ 1	$ 5	$ (11)	$ (30)	N/M	$ (2)	(18)%
FINANCIAL PERFORMANCE (2)									
Return on average common equity	18%	18%	16%	20%	18%	0%		0%	
Efficiency ratio	46	47	48	47	49	(1)		(3)	
Headcount	10,366	10,751	10,778	10,548	10,508	(385)	(4)	(142)	(1)
ENDING BALANCES *($ millions)*									
Owned loans:									
Held in portfolio	$ 6,449	$ 6,308	$ 7,147	$ 7,592	$ 6,751	$ 141	2%	$ (302)	(4)%
Held for sale (3)	7,729	7,782	5,240	3,989	5,173	(53)	(1)	2,556	49
Total owned loans	14,178	14,090	12,387	11,581	11,924	88	1	2,254	19
Seller's interest and accrued interest receivable	23,285	24,414	25,156	28,526	24,387	(1,129)	(5)	(1,102)	(5)
Total receivables	37,463	38,504	37,543	40,107	36,311	(1,041)	(3)	1,152	3
Assets	42,768	43,597	42,814	45,391	40,567	(829)	(2)	2,201	5
Equity	6,361	6,361	6,361	6,361	6,361	-	-	-	-



Card Services Line of Business Information - Reported Basis (1)

BANK ONE

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
AVERAGE BALANCES *($ millions)*									
Owned loans:									
Held in portfolio	**$ 6,440**	$ 7,085	$ 7,791	$ 7,690	$ 5,883	$ (645)	(9)%	$ 557	9%
Held for sale (3)	**10,001**	7,005	4,573	5,635	4,640	2,996	43	5,361	N/M
Total owned loans	**16,441**	14,090	12,364	13,325	10,523	2,351	17	5,918	56
Seller's interest and accrued interest receivable	**21,829**	23,281	26,459	24,145	24,236	(1,452)	(6)	(2,407)	(10)
Total receivables	**38,270**	37,371	38,823	37,470	34,759	899	2	3,511	10
Assets	**43,105**	42,886	44,191	42,290	38,804	219	1	4,301	11
Equity	**6,361**	6,361	6,361	6,361	6,361	-	-	-	-
CREDIT QUALITY *($ millions)*									
Net charge-offs	**$ 211**	$ 182	$ 161	$ 168	$ 131	$ 29	16%	$ 80	61%
Net charge-off ratio	**5.13%**	5.17%	5.24%	5.05%	4.99%	(0.04)%		0.14%	
Delinquency ratios:									
30+ days	**3.82**	3.22	2.81	2.95	2.74	0.60		1.08	
90+ days	**1.78**	1.49	1.30	1.38	1.11	0.29		0.67	
Allowance for credit losses	**$ 431**	$ 396	$ 396	$ 396	$ 396	$ 35	9	$ 35	9
Allowance to period end loans held in portfolio	**6.68%**	6.28%	5.58%	5.22%	5.87%	0.40%		0.81%	
OTHER DATA									
Charge volume *($ billions)*	**$ 42.8**	$ 40.5	$ 38.3	$ 43.5	$ 39.5	$ 2.3	6%	$ 3.3	8%
Net accounts opened *(thousands)* (4)	**895**	1,823	975	1,298	2,005	(928)	(51)	(1,110)	(55)
Credit cards issued *(thousands)*	**51,500**	52,073	50,978	50,351	48,952	(573)	(1)	2,548	5
Number of CardServices.com customers *(millions)*	**4.7**	4.2	3.8	3.4	3.0	0.5	12	1.7	57
Paymentech ***(millions):***									
Bank card volume	**$ 39,271**	$ 37,258	$ 34,444	$ 35,979	$ 30,711	$ 2,013	5%	$ 8,560	28%
Total transactions	**1,417**	1,342	1,218	1,189	1,063	75	6	354	33

NOTES:

(1) On a reported basis income earned on securitized loans is reported in credit card revenue and income earned on seller's interest is reported in net interest income.
(2) See Card Services line of business results on a managed basis in the financial supplement for financial performance ratios on a managed basis.
(3) These amounts are not included in allowance coverage statistics.
(4) Net accounts opened includes originations, purchases and sales.



Card Services Line of Business Information - Managed Basis (1)

BANK ONE

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Net interest income - FTE	**$ 1,605**	$ 1,488	$ 1,477	$ 1,548	$ 1,524	$ 117	8%	$ 81	5%
Banking fees and commissions	**5**	9	11	11	13	(4)	(44)	(8)	(62)
Credit card revenue	**477**	438	416	500	460	39	9	17	4
Other income (loss)	**(12)**	34	(4)	(19)	(24)	(46)	N/M	12	50
Total noninterest income	**470**	481	423	492	449	(11)	(2)	21	5
Total revenue, net of interest expense	**2,075**	1,969	1,900	2,040	1,973	106	5	102	5
Provision for credit losses	**1,019**	951	971	910	870	68	7	149	17
Salaries and employee benefits	**157**	156	153	150	151	1	1	6	4
Other expense	**436**	408	374	455	464	28	7	(28)	(6)
Total noninterest expense before merger and restructuring-related charges (reversals)	**593**	564	527	605	615	29	5	(22)	(4)
Merger and restructuring-related charges (reversals)	**-**	-	-	-	-	-	-	-	-
Total noninterest expense	**593**	564	527	605	615	29	5	(22)	(4)
Income before income taxes	**463**	454	402	525	488	9	2	(25)	(5)
Applicable income taxes	**178**	175	154	204	190	3	2	(12)	(6)
Net income	**$ 285**	$ 279	$ 248	$ 321	$ 298	$ 6	2	$ (13)	(4)
Memo: Net securitization gains (amortization)	**$ (13)**	$ 17	$ 1	$ 5	$ (11)	$ (30)	N/M	$ (2)	(18)%
FINANCIAL PERFORMANCE									
Percentage of average outstandings:									
Net interest income - FTE	**8.57%**	8.17%	8.16%	8.65%	8.87%	0.40%		(0.30)%	
Provision for credit losses	**5.44**	5.22	5.37	5.08	5.06	0.22		0.38	
Noninterest income	**2.51**	2.64	2.34	2.75	2.61	(0.13)		(0.10)	
Risk adjusted margin	**5.64**	5.59	5.13	6.32	6.42	0.05		(0.78)	
Noninterest expense	**3.17**	3.10	2.91	3.39	3.58	0.07		(0.41)	
Pretax income - FTE	**2.47**	2.49	2.22	2.93	2.84	(0.02)		(0.37)	
Net income	**1.52**	1.53	1.37	1.79	1.73	(0.01)		(0.21)	
Return on average common equity	**18%**	18%	16%	20%	18%	-		-	
Efficiency ratio	**29**	29	28	30	31	-		(2)	
Headcount	**10,366**	10,751	10,778	10,548	10,508	(385)	(4)	(142)	(1)
ENDING BALANCES *($ millions)*									
Held in portfolio	**$ 6,449**	$ 6,308	$ 7,147	$ 7,592	$ 6,751	$ 141	2%	$ (302)	(4)%
Held for sale (2)	**7,729**	7,782	5,240	3,989	5,173	(53)	(1)	2,556	49
Securitized	**36,763**	35,832	35,305	33,889	32,858	931	3	3,905	12
Seller's interest and accrued interest receivable	**23,285**	24,414	25,156	28,526	24,387	(1,129)	(5)	(1,102)	(5)
Total loans	**74,226**	74,336	72,848	73,996	69,169	(110)	-	5,057	7
Assets	**79,531**	79,429	78,119	79,280	73,425	102	-	6,106	8
Equity	**6,361**	6,361	6,361	6,361	6,361	-	-	-	-

Card Services Line of Business Information - Managed Basis (1)

BANK⦾ONE.

	2003			2002		Change from				
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03			3Q02	
						Amt	%		Amt	%
AVERAGE BALANCES *($ millions)*										
Held in portfolio	$ 6,440	$ 7,085	$ 7,791	$ 7,690	$ 5,883	$ (645)	(9)%	$	557	9%
Held for sale (2)	10,001	7,005	4,573	5,635	4,640	2,996	43		5,361	N/M
Securitized	36,029	35,664	34,561	33,491	33,442	365	1		2,587	8
Seller's interest and accrued interest receivable	21,829	23,281	26,459	24,145	24,236	(1,452)	(6)		(2,407)	(10)
Total managed loans	74,299	73,035	73,384	70,961	68,201	1,264	2		6,098	9
Assets	79,134	78,550	78,752	75,781	72,246	584	1		6,888	10
Equity	6,361	6,361	6,361	6,361	6,361	-	-		-	-
CREDIT QUALITY *($ millions)*										
Net charge-offs	$ 984	$ 951	$ 971	$ 910	$ 853	$ 33	3%	$	131	15%
Net charge-off ratio	5.30%	5.21%	5.29%	5.13%	5.00%	0.09%			0.30%	
12 month lagged	5.77	5.77	5.86	5.47	5.12	-			0.65	
Delinquency ratios:										
30+ days	3.98	3.95	4.08	4.02	4.05	0.03			(0.07)	
90+ days	1.85	1.85	1.88	1.80	1.68	-			0.17	
Allowance for credit losses	$ 431	$ 396	$ 396	$ 396	$ 396	$ 35	9	$	35	9
Allowance to period end loans held in portfolio	6.68%	6.28%	5.58%	5.22%	5.87%	0.40%			0.81%	
OTHER DATA										
Charge volume *($ billions)*	$ 42.8	$ 40.5	$ 38.3	$ 43.5	$ 39.5	$ 2.3	6%	$	3.3	8%
Net accounts opened *(thousands)* (3)	895	1,823	975	1,298	2,005	(928)	(51)		(1,110)	(55)
Credit cards issued *(thousands)*	51,500	52,073	50,978	50,351	48,952	(573)	(1)		2,548	5
Number of CardServices.com customers *(millions)*	4.7	4.2	3.8	3.4	3.0	0.5	12		1.7	57
Paymentech *(millions):*										
Bank card volume	$ 39,271	$ 37,258	$ 34,444	$ 35,979	$ 30,711	$ 2,013	5%	$	8,560	28%
Total transactions	1,417	1,342	1,218	1,189	1,063	75	6		354	33

NOTES:

(1) On a reported basis, income earned on securitized loans is reported in credit card revenue and income earned on seller's interest is reported in net interest income. On a managed basis, net interest income, non-interest income and provision are reported in their respective income statement line.

(2) These amounts are not included in allowance coverage statistics.

(3) Net accounts opened includes originations, purchases and sales.



BANK ONE

	2003			2002	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
INCOME STATEMENT DATA *(in millions)*:					
Net interest income - FTE					
Reported data for the period	$ 414	$ 332	$ 309	$ 393	$ 359
Securitization adjustments	1,191	1,156	1,168	1,155	1,165
Managed net interest income	1,605	1,488	1,477	1,548	1,524
Credit card revenue:					
Reported data for the period	$ 895	$ 825	$ 774	$ 913	$ 903
Securitization adjustments	(418)	(387)	(358)	(413)	(443)
Managed credit card revenue	477	438	416	500	460
Noninterest income:					
Reported data for the period	$ 888	$ 868	$ 781	$ 905	$ 892
Securitization adjustments	(418)	(387)	(358)	(413)	(443)
Managed noninterest income	470	481	423	492	449
Total revenue, net of interest expense:					
Reported data for the period	$ 1,302	$ 1,200	$ 1,090	$ 1,298	$ 1,251
Securitization adjustments	773	769	810	742	722
Managed total revenue, net of interest expense.	2,075	1,969	1,900	2,040	1,973
Provision for credit losses					
Reported data for the period	$ 246	$ 182	$ 161	$ 168	$ 148
Securitization adjustments	773	769	810	742	722
Managed provision for credit losses	1,019	951	971	910	870
BALANCE SHEET - ENDING BALANCES *(in millions)*:					
Owned loans:					
Held in portfolio	$ 6,449	$ 6,308	$ 7,147	$ 7,592	$ 6,751
Held for sale (3)	7,729	7,782	5,240	3,989	5,173
Total owned loans	14,178	14,090	12,387	11,581	11,924
Seller's interest and accrued interest receivable	23,285	24,414	25,156	28,526	24,387
Total loans on balance sheet	37,463	38,504	37,543	40,107	36,311
Securitized	36,763	35,832	35,305	33,889	32,858
Total managed loans	74,226	74,336	72,848	73,996	69,169
Total assets:					
Reported data for the period	$ 42,768	$ 43,597	$ 42,814	$ 45,391	$ 40,567
Securitization adjustments	36,763	35,832	35,305	33,889	32,858
Managed total assets	79,531	79,429	78,119	79,280	73,425

Card Services - Reconciliation of Reported and Managed Data



	2003			2002	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
BALANCE SHEET - AVERAGE BALANCES *(in millions):*					
Owned loans:					
Held in portfolio	$ 6,440	$ 7,085	$ 7,791	$ 7,690	$ 5,883
Held for sale (3)	10,001	7,005	4,573	5,635	4,640
Total owned loans	16,441	14,090	12,364	13,325	10,523
Seller's interest and accrued interest receivable	21,829	23,281	26,459	24,145	24,236
Total loans on balance sheet	38,270	37,371	38,823	37,470	34,759
Securitized	36,029	35,664	34,561	33,491	33,442
Total managed loans	74,299	73,035	73,384	70,961	68,201
Total average assets:					
Reported data for the period	$ 43,105	$ 42,886	$ 44,191	$ 42,290	$ 38,804
Securitization adjustments	36,029	35,664	34,561	33,491	33,442
Managed average assets	79,134	78,550	78,752	75,781	72,246
CREDIT QUALITY *(in millions):*					
Net charge-offs					
Reported net charge-offs data for the period	$ 211	$ 182	$ 161	$ 168	$ 131
Securitization adjustments	773	769	810	742	722
Managed net charge-offs	984	951	971	910	853

NOTES:

The Corporation evaluates its Card Services line of business trends on a managed basis which assumes that securitized receivables
are still on the balance sheet. The Corporation manages its Card Services operations on a managed basis because the receivables that are securitized are
subject to underwriting standards comparable to the owned portfolio and are serviced by operating personnel without regard to ownership.
The Corporation believes that investors should be informed, and often request information, about the credit performance of the entire managed portfolio
in order to understand the quality of the Card Services originations and the related credit risks inherent in the owned portfolio and retained interests in
securitizations. In addition, the Corporation funds its Card Services operations, reviews operating results and makes decisions about allocating
resources, such as employees and capital, on a managed basis. See "Loan Securitizations" on page 74 and Note 9, "Credit Card Securitizations, "
of the December 31, 2002 Form 10-K for additional information related to the Corporation's securitization activity.



	2003 (1)			2002 (1)		Change from				
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02		
						Amt	%	Amt	%	
INCOME STATEMENT DATA *($ millions)*										
Net interest income - FTE	$ 115	$ 90	$ 89	$ 92	$ 89	$ 25	28%	$ 26	29%	
Banking fees and commissions	88	70	66	57	63	18	26	25	40	
Service charges on deposits	5	4	6	5	5	1	25	-	-	
Fiduciary and investment management fees	156	154	151	154	156	2	1	-	-	
Other income (loss)	8	2	-	1	-	6	N/M	8	N/M	
Total noninterest income	257	230	223	217	224	27	12	33	15	
Total revenue, net of interest expense (1)	372	320	312	309	313	52	16	59	19	
Provision for credit losses	4	6	2	28	2	(2)	(33)	2	N/M	
Salaries and employee benefits	114	109	107	107	107	5	5	7	7	
Other expense	110	84	86	78	77	26	31	33	43	
Total noninterest expense before merger										
and restructuring-related charges (reversals)	224	193	193	185	184	31	16	40	22	
Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-	
Total noninterest expense	224	193	193	185	184	31	16	40	22	
Income before income taxes	144	121	117	96	127	23	19	17	13	
Applicable income taxes	53	45	44	36	48	8	18	5	10	
Net Income (1)	$ 91	$ 76	$ 73	$ 60	$ 79	$ 15	20%	$ 12	15%	
FINANCIAL PERFORMANCE										
Return on average common equity	31%	32%	31%	25%	33%	(1)%		(2)%		
Efficiency ratio	60	60	62	60	59	(0)		1		
Headcount	4,949	4,086	4,161	4,277	4,300	863	21	649	15	
ENDING BALANCES *($ millions)*										
Loans	$ 7,155	$ 6,579	$ 6,663	$ 6,942	$ 7,087	$ 576	9%	$ 68	1%	
Commercial	3,153	3,014	3,110	3,258	3,160	139	5	(7)	-	
Consumer	4,002	3,565	3,553	3,684	3,927	437	12	75	2	
Assets	15,656	8,163	8,345	8,491	8,494	7,493	92	7,162	84	
Demand deposits	971	2,036	1,853	1,862	1,744	(1,065)	(52)	(773)	(44)	
Savings	8,327	7,812	7,814	6,937	6,068	515	7	2,259	37	
Time	621	655	721	761	783	(34)	(5)	(162)	(21)	
Foreign offices	219	255	215	244	239	(36)	(14)	(20)	(8)	
Total deposits	10,138	10,758	10,603	9,804	8,834	(620)	(6)	1,304	15	
Equity	1,553	953	954	952	954	600	63	599	63	
AVERAGE BALANCES *($ millions)*										
Loans	$ 6,665	$ 6,590	$ 6,744	$ 6,986	$ 6,941	$ 75	1%	$ (276)	(4)%	
Commercial	2,996	3,034	3,139	3,207	3,177	(38)	(1)	(181)	(6)	
Consumer	3,669	3,556	3,605	3,779	3,764	113	3	(95)	(3)	
Assets	10,700	8,263	8,370	8,566	8,312	2,437	29	2,388	29	



BANK ONE

	2003 (1)			2002 (1)		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03 Amt	2Q03 %	3Q02 Amt	3Q02 %
Demand deposits	**2,019**	1,765	1,742	1,726	1,604	254	14	415	26
Savings	**8,032**	7,678	7,274	6,522	5,913	354	5	2,119	36
Time	**633**	692	741	780	818	(59)	(9)	(185)	(23)
Foreign offices	**165**	184	158	187	211	(19)	(10)	(46)	(22)
Total deposits	**10,849**	10,319	9,915	9,215	8,546	530	5	2,303	27
Equity	**1,149**	954	954	953	954	195	20	195	20
CREDIT QUALITY *($ millions)*									
Net charge-offs (recoveries):									
Commercial	**$ 5**	$ 4	$ 1	$ 13	$ 1	$ 1	25%	$ 4	N/M
Consumer	**(1)**	2	1	-	1	(3)	N/M	(2)	N/M
Total net charge-offs	**4**	6	2	13	2	(2)	(33)	2	N/M
Net charge-off ratios:									
Commercial	**0.67%**	0.53%	0.13%	1.62%	0.13%	0.14%		0.54%	
Consumer	**(0.11)**	0.22	0.11	-	0.11	(0.33)		(0.22)	
Total net charge-offs	**0.24**	0.36	0.12	0.74	0.12	(0.12)		0.12	
Nonperforming assets:									
Commercial	**$ 60**	$ 67	$ 68	$ 61	$ 39	$ (7)	(10)%	$ 21	54%
Consumer	**14**	13	13	10	8	1	8	6	75
Total nonperforming loans	**74**	80	81	71	47	(6)	(8)	27	57
Other, including other real estate owned ("OREO")	**1**	2	1	1	1	(1)	(50)	-	-
Total nonperforming assets	**75**	82	82	72	48	(7)	(9)	27	56
Allowance for credit losses	**40**	40	40	40	25	-	-	15	60
Allowance to period end loans	**0.56%**	0.61%	0.60%	0.58%	0.35%	(0.05)%		0.21%	
Allowance to nonperforming loans	**54**	50	49	56	53	4		1	
Nonperforming assets to related assets	**1.05**	1.25	1.23	1.04	0.68	(0.20)		0.37	
ASSETS UNDER MANAGEMENT ENDING BALANCES *($ millions)*									
Mutual Funds	**$ 100,646**	$ 102,494	$ 97,518	$ 101,234	$ 91,534	$ (1,848)	(2)%	$ 9,112	10%
Other	**74,902**	68,395	60,747	60,720	57,462	6,507	10	17,440	30
Total assets	**175,548**	170,889	158,265	161,954	148,996	4,659	3	26,552	18
By type:									
Money market	**70,820**	78,457	73,923	78,624	68,632	(7,637)	(10)	2,188	3
Equity	**42,150**	40,584	35,391	37,031	35,394	1,566	4	6,756	19
Fixed income	**62,578**	51,848	48,951	46,299	44,970	10,730	21	17,608	39
Total assets	**175,548**	170,889	158,265	161,954	148,996	4,659	3	26,552	18
By channel:									
Private client services	**42,970**	43,236	41,163	42,680	42,390	(266)	(1)	580	1
Retail brokerage	**8,139**	7,924	7,124	7,008	6,716	215	3	1,423	21
Institutional	**93,367**	88,087	80,321	77,799	70,196	5,280	6	23,171	33



	2003 (1)			2002 (1)		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
Commercial cash sweep	8,581	7,949	7,689	9,015	8,579	632	8	2	-
Capital markets	2,935	3,049	3,353	4,858	4,724	(114)	(4)	(1,789)	(38)
External (2)	9,492	11,601	9,809	10,802	8,417	(2,109)	(18)	1,075	13
All other direct (3)	10,064	9,043	8,806	9,792	7,974	1,021	11	2,090	26
Total assets	175,548	170,889	158,265	161,954	148,996	4,659	3	26,552	18
MORNINGSTAR RANKINGS									
% of customer assets in funds ranked 4 or better	54%	53%	54%	50%	48%	1%		6%	
% of customer assets in funds ranked 3 or better	88	91	88	89	93	(3)		(5)	
PRIVATE CLIENT SERVICES									
Number of private client advisors	622	634	649	676	675	(12)	(2)	(53)	(8)
Number of private client offices	89	89	90	92	96	-	-	(7)	(7)
Total client assets - end of period *($ millions)* (4)	$ 64,307	$ 64,270	$ 60,641	$ 61,697	$ 61,659	$ 37	0%	$ 2,648	4%
Ending balances *($ millions):*									
Loans	6,604	6,483	6,622	6,894	7,036	121	2	(432)	(6)
Deposits	10,548	10,071	9,913	9,250	8,312	477	5	2,236	27
Average balances *($ millions):*									
Loans	6,492	6,543	6,715	6,938	6,898	(51)	(1)	(406)	(6)
Deposits	10,125	9,752	9,344	8,693	8,155	373	4	1,970	24
INSURANCE GROUP *($ millions)*									
Gross revenue (5)	$ 160	$ 118	$ 117	$ 113	$ 111	$ 42	36%	$ 49	44%
Ending Balances:									
Invested Assets *($ millions)*	6,000	337	377	361	387	5,663	N/M	5,613	N/M
Loans *($ millions)*	415	-	-	-	-	415	N/M	415	N/M
Policies Inforce - Direct / Assumed *(thousands)*	2,331	1,235	1,249	1,193	1,232	1,096	89	1,099	89
Insurance Inforce - Direct / Assumed *($ millions)*	228,095	12,514	12,415	13,023	13,527	215,581	N/M	214,568	N/M
Insurance Inforce - Retained *($ millions)*	42,984	12,513	12,414	13,022	13,526	30,471	N/M	29,458	N/M
Insurance Policy and Claims Reserves *($ millions)*	6,496	219	223	226	212	6,277	N/M	6,284	N/M
A.M. Best rating (6)	A	-	-	-	-	-		-	

NOTES:

(1) Prior period data has been adjusted for the transfer of Corporate Trust from the Investment Management to the Corporate line of business where it is now reported as discontinued operations.

(2) Includes broker/dealers, trust companies and registered investment advisors that sell, or offer, One Group Funds.

(3) One Group Funds invested in other One Group Funds and other mutual funds sub-advised.

(4) Fiduciary, brokerage, and other related assets (managed and non-managed).

(5) Includes insurance revenues recorded in other lines of business.

(6) A.M. Best maintained A ratings with developing implications.

Corporate Line of Business Information

	2003 (1)			2002 (1)		Change from			
						2Q03		3Q02	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Net interest income (expense) - FTE (2)	**$ (80)**	$ (64)	$ (68)	$ 8	$ 106	$ (16)	(25)%	$ (186)	N/M
Banking fees and commissions	**(20)**	(30)	(17)	(10)	(11)	10	33	(9)	(82)
Credit card revenue	**(1)**	-	1	-	1	(1)	-	(2)	N/M
Service charges on deposits	**-**	(1)	(2)	2	3	1	N/M	(3)	N/M
Fiduciary and investment management fees	**8**	8	8	1	3	-	-	5	N/M
Investment securities gains (losses)	**37**	154	69	116	(17)	(117)	(76)	54	N/M
Trading	**(7)**	(1)	(13)	(8)	-	(6)	N/M	(7)	-
Other income (loss)	**(118)**	37	33	2	(2)	(155)	N/M	(116)	N/M
Total noninterest (loss) income	**(101)**	167	79	103	(23)	(268)	N/M	(78)	N/M
Total revenue, net of interest expense	**(181)**	103	11	111	83	(284)	N/M	(264)	N/M
Provision for credit losses	**78**	155	89	98	86	(77)	(50)	(8)	(9)
Salaries and employee benefits	**236**	246	250	209	217	(10)	(4)	19	9
Other expense	**(53)**	(42)	(83)	(65)	(12)	(11)	(26)	(41)	N/M
Total noninterest expense before merger and restructuring-related charges (reversals)	**183**	204	167	144	205	(21)	(10)	(22)	(11)
Merger and restructuring-related charges (reversals)	**-**	-	-	-	-	-	-	-	-
Total noninterest expense	**183**	204	167	144	205	(21)	(10)	(22)	(11)
Loss before income tax benefit	**(442)**	(256)	(245)	(131)	(208)	(186)	(73)	(234)	N/M
Applicable income tax benefit	**(187)**	(126)	(123)	(79)	(104)	(61)	(48)	(83)	(80)
Income (Loss) from continuing operations	**$ (255)**	$ (130)	$ (122)	$ (52)	$ (104)	$ (125)	(96)%	$ (151)	N/M
Discontinued Operations:									
Income from discontinued operations	**14**	14	11	16	15	-	-	(1)	(7)
Applicable income taxes	**5**	5	4	6	5	-	-	-	-
Income from discontinued operations	**$ 9**	$ 9	$ 7	$ 10	$ 10	$ -	0%	$ (1)	(10)%
Net Income (Loss)	**$ (246)**	$ (121)	$ (115)	$ (42)	$ (94)	$ (125)	N/M	$ (152)	N/M
FINANCIAL PERFORMANCE									
Headcount	**14,719**	15,281	15,609	15,387	15,356	(562)	(4)%	(637)	(4)%
ENDING BALANCES *($ millions)*									
Non-core portfolios	**$ 10,403**	$ 11,991	$ 13,632	$ 15,296	$ 16,873	$ (1,588)	(13)%	$ (6,470)	(38)%
Other loans	**67**	443	373	107	800	(376)	(85)%	(733)	(92)%
Total loans (3)	**10,470**	12,434	14,005	15,403	17,673	(1,964)	(16)%	(7,203)	(41)%
Assets	**71,092**	82,577	84,366	73,836	75,303	(11,485)	(14)	(4,211)	(6)
Memo:									
Treasury investment portfolio	**40,545**	45,258	41,571	34,192	36,021	(4,713)	(10)	4,524	13
Principal investments	**2,913**	2,602	2,198	2,254	2,371	311	12	542	23
Deposits	**13,235**	12,821	13,217	15,291	15,892	414	3	(2,657)	(17)
Equity	**2,314**	2,760	2,818	2,944	2,471	(446)	(16)	(157)	(6)

Corporate Line of Business Information

BANK♦ONE.

| | 2003 (1) | | | 2002 (1) | | Change from | | | |
| | 3rd Qtr | 2nd Qtr | 1st Qtr | 4th Qtr | 3rd Qtr | 2Q03 | | 3Q02 | |
						Amt	%	Amt	%
AVERAGE BALANCES *($ millions)*									
Non-core portfolios	$ 11,146	$ 12,758	$ 14,450	$ 16,070	$ 17,644	$ (1,612)	(13)%	$ (6,498)	(37)%
Other loans	86	258	295	266	250	(172)	(67)%	(164)	(66)%
Total loans	11,232	13,016	14,745	16,336	17,894	(1,784)	(14)%	(6,662)	(37)%
Assets	71,392	70,538	70,225	70,756	70,025	854	1	1,367	2
Deposits	12,321	12,598	13,633	14,956	14,097	(277)	(2)	(1,776)	(13)
Equity	2,519	2,964	3,123	2,746	2,627	(445)	(15)	(108)	(4)
CREDIT QUALITY *($ millions)*									
Net charge-offs:									
Non-core portfolios	79	83	102	103	84	(4)	(5)	(5)	(6)
Other loans	3	-	-	2	2	3	-	1	50
Total loans	82	83	102	105	86	(1)	(1)	(4)	(5)
Non-core portfolios net charge-off ratio	2.84%	2.60%	2.82%	2.56%	1.90%	0.24%		0.94%	
Nonperforming assets:									
Non-core portfolios	669	712	792	790	849	(43)	(6)	(180)	(21)
Other loans	4	7	7	6	8	(3)	(43)	(4)	(50)
Total loans (4)	673	719	799	796	857	(46)	(6)	(184)	(21)
Other including OREO	56	3	3	6	6	53	N/M	50	N/M
Total nonperforming assets	729	722	802	802	863	7	1	(134)	(16)
Allowance for credit losses	394	398	326	339	345	(4)	(1)	49	14
Allowance to period end loans	3.77%	3.21%	2.34%	2.20%	1.95%	0.56%		1.82%	
Allowance to nonperforming loans	59	56	41	43	40	3		19	
Nonperforming assets to related assets	6.93	5.81	5.73	5.20	4.88	1.12		2.05	

NOTES:

(1) Prior period data has been adjusted for the transfer of Corporate Trust from the Investment Management to the Corporate line of business where it is now reported as discontinued operations.

(2) Net interest income-FTE includes taxable equivalent adjustments of $7 million, $9 million, $8 million, $8 million, and $10 million for the quarters ended September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002, and September 30, 2002, respectively.

(3) Includes loans held for sale of $17 million, $18 million, $56 million, $24 million, and $24 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002, and September 30, 2002, respectively. These amounts are not included in allowance coverage statistics.

(4) Includes loans held for sale of $5 million, $3 million and $3 million, at September 30, 2003, June 30, 2003, March 31, 2003, respectively. There were no loans held for sale as of December 31, 2002 and September 30, 2002. These amounts are not included in allowance coverage statistics.



	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
INCOME STATEMENT DATA *($ millions)*									
Net interest income - FTE	$ 91	$ 103	$ 114	$ 128	$ 144	$ (12)	(12)%	$ (53)	(37)%
Banking fees and commissions	2	-	-	-	-	2	-	2	-
Other income (loss)	(1)	(5)	-	-	-	4	80	(1)	-
Total noninterest income	1	(5)	-	-	-	6	N/M	1	-
Total revenue, net of interest expense	92	98	114	128	144	(6)	(6)	(52)	(36)
Provision for credit losses	74	156	89	97	84	(82)	(53)	(10)	(12)
Salaries and employee benefits	-	4	5	4	4	(4)	N/M	(4)	N/M
Other expense	37	46	42	40	39	(9)	(20)	(2)	(5)
Total noninterest expense before merger and restructuring-related charges (reversals)	37	50	47	44	43	(13)	(26)	(6)	(14)
Merger and restructuring-related charges (reversals)	-	-	-	-	-	-	-	-	-
Total noninterest expense	37	50	47	44	43	(13)	(26)	(6)	(14)
Income / (Loss) before income tax (benefit)	(19)	(108)	(22)	(13)	17	89	82	(36)	N/M
Applicable income tax (benefit)	(7)	(39)	(8)	(5)	6	32	82	(13)	N/M
Net income (Loss)	$ (12)	$ (69)	$ (14)	$ (8)	$ 11	$ 57	83%	$ (23)	N/M
FINANCIAL PERFORMANCE									
Return on average common equity	(3)%	(20)%	(4)%	(2)%	3%	17%		(6)%	
Efficiency ratio	40	51	41	34	30	(11)		10	
Headcount	-	107	265	294	300	(107)	N/M	(300)	N/M
ENDING BALANCES *($ millions)*									
Home equity	$ 8,266	$ 9,085	$ 10,105	$ 11,009	$ 11,856	$ (819)	(9)%	$ (3,590)	(30)%
Vehicle leases and other loans	2,137	2,906	3,527	4,287	5,017	(769)	(26)	(2,880)	(57)
Total loans (1)	10,403	11,991	13,632	15,296	16,873	(1,588)	(13)	(6,470)	(38)
Equity	1,415	1,415	1,415	1,415	1,415	-	-	-	-
AVERAGE BALANCES *($ millions)*									
Home equity	$ 8,817	$ 9,575	$ 10,585	$ 11,440	$ 12,301	$ (758)	(8)%	$ (3,484)	(28)%
Vehicle leases and other loans	2,329	3,183	3,865	4,630	5,343	(854)	(27)	(3,014)	(56)
Total loans	11,146	12,758	14,450	16,070	17,644	(1,612)	(13)	(6,498)	(37)
Equity	1,415	1,415	1,415	1,415	1,415	-	-	-	-

Non-Core Portfolios

BANK☰ONE.

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	**%**	**Amt**	**%**
CREDIT QUALITY *($ millions)*									
Net charge-offs:									
Home equity	$ 62	$ 60	$ 73	$ 79	$ 68	$ 2	3%	$ (6)	(9)%
Vehicle leases and other loans	17	23	29	24	16	(6)	(26)	1	6
Total net charge-offs	79	83	102	103	84	(4)	(5)	(5)	(6)
Net charge-off ratios:									
Home equity	2.81%	2.51%	2.76%	2.76%	2.21%	0.30%		0.60%	
Vehicle leases and other loans	2.92	2.89	3.00	2.07	1.20	0.03		1.72	
Total net charge-offs	2.84	2.60	2.82	2.56	1.90	0.24		0.94	
Nonperforming assets:									
Nonperforming loans (2)	$ 669	$ 712	$ 792	$ 790	$ 849	$ (43)	(6)%	$ (180)	(21)%
Other, including other real estate owned ("OREO")	56	-	-	-	-	56	-	56	-
Total nonperforming assets	725	712	792	790	849	13	2	(124)	(15)
Allowance for credit losses *($ millions)*	391	395	322	335	341	(4)	(1)	50	15
Allowance to period end loans	3.77%	3.30%	2.37%	2.19%	2.02%	0.47%		1.75%	
Allowance to nonperforming loans	59	56	41	42	40	3		19	
Nonperforming assets to related assets	6.93	5.94	5.81	5.16	5.03	0.99		1.90	

NOTES:

(1) Includes loans held for sale of $18 million, $18 million, $56 million, $24 million and $24 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002 respectively. These amounts are not included in allowance coverage statistics.

(2) Includes loans held for sale of $5 million, $3 million and $3 million, at September 30, 2003, June 30, 2003, March 31, 2003, respectively. There were no loans held for sale as of December 31, 2002 and September 30, 2002. These amounts are not included in allowance coverage statistics.

Consolidated Balance Sheets - Reported Basis

BANK ONE.

| | 2003 | | | 2002 | | Change from | | | |
| | Sept 30 | June 30 | Mar 31 | Dec 31 | Sept 30 | June 30, 2003 | | Sept 30, 2002 | |
						Amt	%	Amt	%
ASSETS *($ millions)*									
Cash and due from banks	$ 16,814	$ 19,529	$ 16,731	$ 17,920	$ 21,699	$ (2,715)	(14)%	$ (4,885)	(23)%
Interest-bearing due from banks	3,486	5,909	8,488	1,503	2,960	(2,423)	(41)	526	18
Federal funds sold and securities under									
resale agreements	13,786	21,639	17,897	17,356	8,062	(7,853)	(36)	5,724	71
Trading assets	13,626	11,478	9,968	7,190	6,367	2,148	19	7,259	N/M
Derivative product assets	5,603	5,343	4,557	4,273	4,205	260	5	1,398	33
Investment securities	76,145	75,177	71,263	67,643	66,129	968	1	10,016	15
Loans (1)	141,710	144,583	144,747	148,125	150,389	(2,873)	(2)	(8,679)	(6)
Allowance for credit losses	(4,374)	(4,498)	(4,526)	(4,525)	(4,518)	124	3	144	3
Loans, net	137,336	140,085	140,221	143,600	145,871	(2,749)	(2)	(8,535)	(6)
Other assets	23,210	20,303	18,739	17,898	18,894	2,907	14	4,316	23
Total assets	$ 290,006	$ 299,463	$ 287,864	$ 277,383	$ 274,187	$ (9,457)	(3)%	$ 15,819	6%
LIABILITIES *($ millions)*									
Deposits:									
Demand	$ 25,191	$ 34,361	$ 36,019	$ 34,325	$ 30,870	$ (9,170)	(27)%	$ (5,679)	(18)%
Savings	96,170	95,221	87,945	88,934	85,245	949	1	10,925	13
Time	24,263	25,977	28,063	30,512	32,265	(1,714)	(7)	(8,002)	(25)
Foreign offices	17,787	16,456	15,048	16,237	15,656	1,331	8	2,131	14
Total deposits	163,411	172,015	167,075	170,008	164,036	(8,604)	(5)	(625)	-
Federal funds purchased and securities sold									
under repurchase agreements	24,464	25,382	19,307	14,578	15,499	(918)	(4)	8,965	58
Other short-term borrowings	11,098	13,526	12,803	12,306	12,810	(2,428)	(18)	(1,712)	(13)
Long-term debt	44,225	46,070	44,950	43,234	42,481	(1,845)	(4)	1,744	4
Insurance policy and claims reserves	6,496	219	223	226	212	6,277	N/M	6,284	N/M
Derivative product liabilities	4,688	4,188	3,983	3,838	3,886	500	12	802	21
Other liabilities	13,213	15,806	17,207	10,753	13,338	(2,593)	(16)	(125)	(1)
Total liabilities	267,595	277,206	265,548	254,943	252,262	(9,611)	(3)	15,333	6
STOCKHOLDERS' EQUITY *($ millions)*									
Common stock	$ 12	$ 12	$ 12	$ 12	$ 12	$ -	-	$ -	-
Surplus	10,254	10,240	10,246	10,239	10,224	14	-	30	-
Retained earnings	14,816	14,213	13,594	13,020	12,423	603	4	2,393	19
Accumulated other adjustments to stockholders' equity	(75)	(76)	(36)	(8)	26	1	1	(101)	N/M
Deferred compensation	(220)	(245)	(275)	(157)	(177)	25	10	(43)	(24)
Treasury stock	(2,376)	(1,887)	(1,225)	(666)	(583)	(489)	(26)	(1,793)	N/M
Total stockholders' equity	22,411	22,257	22,316	22,440	21,925	154	1	486	2
Total liabilities and stockholders' equity	$ 290,006	$ 299,463	$ 287,864	$ 277,383	$ 274,187	$ (9,457)	(3)%	$ 15,819	6%
Common Shares -- period-end *(millions):*									
Issued	1,181	1,181	1,181	1,181	1,181	-	-	-	-
Treasury shares	63	51	33	17	14	12	24	49	N/M
Outstanding	1,118	1,130	1,148	1,164	1,167	(12)	(1)	(49)	(4)

NOTES:

(1) Loans includes loans held for sale of $3.0 billion, $10.2 billion, $7.9 billion, $6.9 billion and $7.9 billion at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002, respectively. These amounts are not included in allowance coverage ratios.

	2003			2002		Change from			
						2Q03		3Q02	
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	Amt	%	Amt	%
($ millions)									
Provision for credit losses	$ 416	$ 461	$ 496	$ 628	$ 587	$ (45)	(10)%	$ (171)	(29)%
Gross charge-offs	642	618	597	700	648	24	4	(6)	(1)
Recoveries	102	129	102	78	75	(27)	(21)	27	36
Total net charge-offs	540	489	495	622	573	51	10	(33)	(6)
Net charge-offs:									
Retail (1)	144	113	102	134	117	31	27	27	23
Commercial Banking:									
Corporate Banking (1)	56	63	81	148	160	(7)	(11)	(104)	(65)
Middle Market Banking	43	42	47	54	77	1	2	(34)	(44)
Total Commercial Banking	99	105	128	202	237	(6)	(6)	(138)	(58)
Card Services	211	182	161	168	131	29	16	80	61
Investment Management	4	6	2	13	2	(2)	(33)	2	N/M
Corporate	82	83	102	105	86	(1)	(1)	(4)	(5)
Total net charge-offs	540	489	495	622	573	51	10	(33)	(6)
Memo: Card Services - Managed Basis	984	951	971	910	853	33	3	131	15
Net charge-off ratios:									
Retail	1.05%	0.85%	0.78%	1.04%	0.95%	0.20%		0.10%	
Commercial Banking:									
Corporate Banking	0.81	0.86	1.07	1.88	2.03	(0.05)		(1.22)	
Middle Market Banking	0.62	0.58	0.64	0.70	0.96	0.04		(0.34)	
Total Commercial Banking	0.72	0.72	0.85	1.30	1.49	-		(0.77)	
Card Services	5.13	5.17	5.24	5.05	4.99	(0.04)		0.14	
Investment Management	0.24	0.36	0.12	0.74	0.12	(0.12)		0.12	
Corporate	2.92	2.55	2.77	2.57	1.92	0.37		1.00	
Net charge-offs to average loans	1.50	1.35	1.35	1.65	1.55	0.15		(0.05)	
Memo: Card Services - Managed Basis	5.30	5.21	5.29	5.13	5.00	0.09		0.30	
Allowance for credit losses - period-end	$ 4,374	$ 4,498	$ 4,526	$ 4,525	$ 4,518	$ (124)	(3)%	$ (144)	(3)%
Nonperforming assets - period-end:									
Nonperforming loans:									
Retail (1)	573	570	558	535	577	3	1	(4)	(1)
Commercial Banking:									
Corporate Banking (1)	526	705	814	873	1,010	(179)	(25)	(484)	(48)
Middle Market Banking	861	988	947	1,001	1,030	(127)	(13)	(169)	(16)
Total Commercial Banking	1,387	1,693	1,761	1,874	2,040	(306)	(18)	(653)	(32)
Investment Management	74	80	81	71	47	(6)	(8)	27	57
Corporate	673	719	799	796	857	(46)	(6)	(184)	(21)
Total nonperforming loans (2)	2,707	3,062	3,199	3,276	3,521	(355)	(12)	(814)	(23)
Other, including other real estate owned	214	245	254	251	214	(31)	(13)	-	-
Total nonperforming assets	$ 2,921	$ 3,307	$ 3,453	$ 3,527	$ 3,735	$ (386)	(12)%	$ (814)	(22)%



Credit Quality Statistics - Reported Basis

BANK ONE

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
Nonperforming assets to related assets	**2.06%**	2.28%	2.38%	2.38%	2.48%	(0.22)%		(0.42)%	
Allowance to period end loans	**3.34**	3.35	3.31	3.20	3.17	(0.01)		0.17	
Allowance to nonperforming loans	**162**	147	142	139	132	15		30	
Credit card delinquency rate:									
Reported Basis									
30+ days	**3.82**	3.22	2.81	2.95	2.74	0.60		1.08	
90+ days	**1.78**	1.49	1.30	1.38	1.11	0.29		0.67	
Managed Basis									
30+ days	**3.98**	3.95	4.08	4.02	4.05	0.03		(0.07)	
90+ days	**1.85**	1.85	1.88	1.80	1.68	-		0.17	
COMMERCIAL LOAN SALES *($ millions)*									
Loans sold and loans transferred to loans held for sale: (1) (3)									
Nonperforming loans	**$ 132**	$ 28	$ 75	$ 43	$ 129	$ 104	N/M	$ 3	2%
Other loans with credit related losses	**121**	217	84	47	65	(96)	(44)	56	86
Other loans	**4**	41	73	69	108	(37)	(90)	(104)	(96)
Total	**$ 257**	$ 286	$ 232	$ 159	$ 302	$ (29)	(10)%	$ (45)	(15)%
Impact of sales, transfers to loans held for sale and valuation adjustments on held for sale:									
Charge-offs on loans sold and transferred to held for sale: (4) (5)									
Nonperforming loans	**$ 22**	$ 1	$ 10	$ -	$ 5	$ 21	N/M	$ 17	N/M
Other loans with credit related losses	**11**	21	10	5	6	(10)	(48)	5	83
Total charge-offs to allowance	**33**	22	20	5	11	11	50	22	N/M
(Gains)/losses on loans sold and held for sale	**(25)**	(14)	(8)	(3)	12	(11)	(79)	(37)	N/M
Total	**$ 8**	$ 8	$ 12	$ 2	$ 23	$ -	-	$ (15)	(65)%

NOTES:

(1) Prior period amounts have been restated to conform to the current period presentation.

(2) Nonperforming loans includes loans held for sale of $5 million, $11 million, $22 million, $22 million and $93 million at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002, respectively. These amounts are not included in allowance coverage statistics.

(3) Second quarter 2003 includes loans reclassified to loans held for sale of approximately $4 million in other loans.

(4) These charge-offs are included in Commercial Banking net charge-offs.

(5) When loans are reclassified to loans held for sale appropriate charge-offs are recorded. Subsequent write-downs in market value on loans held for sale are reflected in other income / loss. There were no charge-offs on loans reclassified to held for sale in the first quarter of 2003.



	2003			2002		Change from				
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03			3Q02	
						Amt	%		Amt	%
SELECTED CAPITAL RATIOS										
Regulatory risk-based capital:										
Tier 1 capital	$ 23,708	$ 23,721	$ 23,832	$ 23,918	$ 23,428	$ (13)	-	$	280	1%
Tier 2 capital	9,180	9,316	9,035	9,201	8,650	(136)	(1)		530	6
Total capital	$ 32,888	$ 33,037	$ 32,867	$ 33,119	$ 32,078	$ (149)	-	$	810	3%
Total risk-weighted assets	$ 243,130	$ 243,779	$ 238,529	$ 241,468	$ 247,050	$ (649)	-	$	(3,920)	(2)%
Risk-based capital ratios:										
Tier 1 capital	9.8%	9.7%	10.0%	9.9%	9.5%	0.1%			0.3%	
Total capital	13.5	13.6	13.8	13.7	13.0	(0.1)			0.5	
Leverage	8.4	8.7	8.9	8.9	9.0	(0.3)			(0.6)	
INTANGIBLE ASSETS *($ millions)*										
Goodwill	$ 2,005	$ 1,893	$ 1,894	$ 1,882	$ 1,829	$ 112	6%	$	176	10%
Other nonqualifying intangibles	302	303	239	256	215	(1)	-		87	40
Subtotal	2,307	2,196	2,133	2,138	2,044	111	5		263	13
Qualifying intangibles	502	474	402	415	421	28	6		81	19
Total intangibles	$ 2,809	$ 2,670	$ 2,535	$ 2,553	$ 2,465	$ 139	5%	$	344	14%

Average Balance Sheets, Yields & Rates - Reported Basis



	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
AVERAGE BALANCE SHEET *($ millions)*									
Assets									
Short-term investments	$ 17,029	$ 17,775	$ 17,672	$ 15,338	$ 9,484	$ (746)	(4)%	$ 7,545	80%
Trading assets	11,669	10,211	8,414	6,995	6,426	1,458	14	5,243	82
Investment securities:									
U.S. government and federal agency	36,937	33,356	29,030	28,549	30,331	3,581	11	6,606	22
States and political subdivisions	1,278	1,237	1,169	1,177	1,171	41	3	107	9
Other	33,523	32,142	34,851	34,350	35,230	1,381	4	(1,707)	(5)
Total investment securities	71,738	66,735	65,050	64,076	66,732	5,003	7	5,006	8
Loans (1)	144,162	144,635	146,419	150,531	148,152	(473)	-	(3,990)	(3)
Total earning assets	244,598	239,356	237,555	236,940	230,794	5,242	2	13,804	6
Allowance for credit losses	(4,479)	(4,535)	(4,558)	(4,566)	(4,533)	56	1	54	1
Other assets - nonearning	43,090	41,452	38,892	37,888	36,277	1,638	4	6,813	19
Total assets	$ 283,209	$ 276,273	$ 271,889	$ 270,262	$ 262,538	$ 6,936	3%	$ 20,671	8%
Liabilities and Stockholders' Equity									
Deposits - interest-bearing: (2)									
Savings	$ 10,453	$ 10,260	$ 9,662	$ 10,076	$ 9,953	$ 193	2%	$ 500	5%
Money market	64,728	62,881	60,886	58,003	54,537	1,847	3	10,191	19
Time	25,014	27,104	29,401	31,483	33,340	(2,090)	(8)	(8,326)	(25)
Foreign offices (3)	16,244	15,985	14,513	14,776	14,634	259	2	1,610	11
Total deposits - interest-bearing	116,439	116,230	114,462	114,338	112,464	209	-	3,975	4
Federal funds purchased and securities under repurchase agreements	23,003	20,383	16,866	14,950	15,115	2,620	13	7,888	52
Other short-term borrowings	11,216	13,413	12,433	12,270	9,802	(2,197)	(16)	1,414	14
Long-term debt (4)	45,248	45,014	44,630	43,180	43,229	234	1	2,019	5
Total interest-bearing liabilities	195,906	195,040	188,391	184,738	180,610	866	-	15,296	8
Noninterest-bearing deposits	45,995	44,077	46,397	48,521	45,201	1,918	4	794	2
Other liabilities	19,096	14,694	14,480	14,760	14,646	4,402	30	4,450	30
Common stockholders' equity	22,212	22,462	22,621	22,243	22,081	(250)	(1)	131	1
Total liabilities and equity	$ 283,209	$ 276,273	$ 271,889	$ 270,262	$ 262,538	$ 6,936	3%	$ 20,671	8%

Average Balance Sheets, Yields & Rates - Reported Basis



INCOME / EXPENSE ($ millions)	2003 3rd Qtr		2003 2nd Qtr		2003 1st Qtr		2002 4th Qtr		2002 3rd Qtr		Change from 2Q03 Amt	%	Change from 3Q02 Amt	%
Assets														
Short-term investments	$	41	$	50	$	54	$	48	$	38	$ (9)	(18)%	$ 3	8%
Trading assets (5)		100		87		74		67		66	13	15	34	52
Investment securities: (5)														
U.S. government and federal agency		366		336		280		338		401	30	9	(35)	(9)
States and political subdivisions		21		21		20		20		21	-	-	-	-
Other		466		444		481		521		558	22	5	(92)	(16)
Total investment securities		853		801		781		879		980	52	6	(127)	(13)
Loans (1) (5)		2,219		2,231		2,315		2,477		2,478	(12)	(1)	(259)	(10)
Total earning assets	$	3,213	$	3,169	$	3,224	$	3,471	$	3,562	$ 44	1%	$ (349)	(10)%
Liabilities														
Deposits - interest-bearing: (2)														
Savings	$	19	$	14	$	14	$	20	$	17	$ 5	36%	$ 2	12%
Money market		154		171		174		202		199	(17)	(10)	(45)	(23)
Time		251		274		306		342		374	(23)	(8)	(123)	(33)
Foreign offices (3)		59		65		61		66		75	(6)	(9)	(16)	(21)
Total deposits - interest-bearing		483		524		555		630		665	(41)	(8)	(182)	(27)
Federal funds purchased and securities under repurchase agreements		70		73		62		63		73	(3)	(4)	(3)	(4)
Other short-term borrowings		81		90		87		90		77	(9)	(10)	4	5
Long-term debt (4)		452		473		499		508		521	(21)	(4)	(69)	(13)
Total interest-bearing liabilities	$	1,086	$	1,160	$	1,203	$	1,291	$	1,336	$ (74)	(6)%	$ (250)	(19)%
Interest income/earning assets	$	3,213	$	3,169	$	3,224	$	3,471	$	3,562	$ 44	1%	$ (349)	(10)%
Interest expense/earning assets		1,086		1,160		1,203		1,291		1,336	(74)	(6)	(250)	(19)
Net interest income/margin	$	2,127	$	2,009	$	2,021	$	2,180	$	2,226	$ 118	6%	$ (99)	(4)%

Average Balance Sheets, Yields & Rates - Reported Basis



	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
YIELDS AND RATES									
Assets									
Short-term investments	0.96%	1.13%	1.24%	1.24%	1.59%	(0.17)%		(0.63)%	
Trading assets (5)	3.40	3.42	3.57	3.80	4.07	(0.02)		(0.67)	
Investment securities: (5)									
U.S. government and federal agency	3.93	4.04	3.91	4.70	5.25	(0.11)		(1.32)	
States and political subdivisions	6.52	6.81	6.94	6.74	7.11	(0.29)		(0.59)	
Other	5.52	5.54	5.60	6.02	6.28	(0.02)		(0.76)	
Total investment securities	4.72	4.81	4.87	5.44	5.83	(0.09)		(1.11)	
Loans (1)	6.11	6.19	6.41	6.53	6.64	(0.08)		(0.53)	
Total earning assets	5.21	5.31	5.50	5.81	6.12	(0.10)		(0.91)	
Liabilities									
Deposits - interest-bearing: (2)									
Savings	0.72	0.55	0.59	0.79	0.68	0.17		0.04	
Money market	0.94	1.09	1.16	1.38	1.45	(0.15)		(0.51)	
Time	3.98	4.05	4.22	4.31	4.45	(0.07)		(0.47)	
Foreign offices (3)	1.44	1.63	1.70	1.77	2.03	(0.19)		(0.59)	
Total deposits - interest-bearing	1.65	1.81	1.97	2.19	2.35	(0.16)		(0.70)	
Federal funds purchased and securities under repurchase agreements	1.21	1.44	1.49	1.67	1.92	(0.23)		(0.71)	
Other short-term borrowings	2.87	2.69	2.84	2.91	3.12	0.18		(0.25)	
Long-term debt (4)	3.96	4.21	4.53	4.67	4.78	(0.25)		(0.82)	
Total interest-bearing liabilities	2.20	2.39	2.59	2.77	2.93	(0.19)		(0.73)	
Interest income/earning assets	5.21	5.31	5.50	5.81	6.12	(0.10)		(0.91)	
Interest expense/earning assets	1.76	1.94	2.05	2.16	2.29	(0.18)		(0.53)	
Net interest margin	3.45%	3.37%	3.45%	3.65%	3.83%	0.08%		(0.38)%	

NOTES:

(1) Nonperforming loans are included in average balances used to determine average rate.

(2) On a consolidated basis, demand deposits are routinely swept overnight into money market deposits. On a line of business basis, balances are presented without the impact of sweeps.
Certain prior period data has been adjusted to conform with current period presentation.

(3) Includes international banking facility deposit balances in domestic offices and balances of Edge Act and overseas offices.

(4) Includes trust preferred capital securities.

(5) Includes tax-equivalent adjustments based on federal income tax rate of 35%.

Average Balance Sheets, Yields & Rates - YTD - Reported Basis

BANK=ONE.

	Nine Months Ended September 30					
	2003			**2002**		
	Average Balance	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
AVERAGE BALANCE SHEET *($ millions)*						
Assets						
Short-term investments	$ 17,490	$ 145	1.11%	$ 10,770	$ 122	1.51%
Trading assets (1)	10,110	261	3.45	6,536	191	3.91
Investment securities: (1)						
U.S. government and federal agency	33,137	982	3.96	27,640	1,117	5.40
States and political subdivisions	1,228	62	6.75	1,212	66	7.28
Other	33,500	1,391	5.55	32,478	1,543	6.35
Total investment securities	67,865	2,435	4.80	61,330	2,726	5.94
Loans (2)	145,064	6,765	6.24	150,898	7,522	6.66
Total earning assets	240,529	$ 9,606	5.34	229,534	$ 10,561	6.15
Allowance for credit losses	(4,524)			(4,539)		
Other assets - nonearning	41,160			35,588		
Total assets	$ 277,165			$ 260,583		
Liabilities and Stockholders' Equity						
Deposits - interest-bearing: (3)						
Savings	$ 10,128	$ 47	0.62%	$ 11,217	$ 65	0.77%
Money market	58,319	499	1.14	56,127	569	1.36
Time	27,157	831	4.09	35,404	1,233	4.66
Foreign offices (4)	15,517	185	1.59	14,332	214	2.00
Total deposits - interest-bearing	111,121	1,562	1.88	117,080	2,081	2.38
Federal funds purchased and securities under repurchase agreements	20,106	205	1.36	14,947	208	1.86
Other short-term borrowings	12,349	258	2.79	7,745	172	2.97
Long-term debt (5)	44,966	1,424	4.23	43,374	1,580	4.87
Total interest-bearing liabilities	188,542	$ 3,449	2.45	183,146	$ 4,041	2.95
Noninterest-bearing deposits	50,085			41,908		
Other liabilities	16,108			14,013		
Common stockholders' equity	22,430			21,516		
Total liabilities and equity	$ 277,165			$ 260,583		
Interest income/earning assets		$ 9,606	5.34		$ 10,561	6.15
Interest expense/earning assets		3,449	1.92		4,041	2.35
Net interest income/margin		$ 6,157	3.42%		$ 6,520	3.80%

NOTES:

(1) Includes tax-equivalent adjustments based on federal income tax rate of 35%.

(2) Nonperforming loans are included in average balances used to determine average rate.

(3) On a consolidated basis, demand deposits are routinely swept overnight into money market deposits. On a line of business basis, balances are presented without the impact of the sweeps. Certain prior period data has been adjusted to conform with current period presentation.

(4) Includes international banking facility deposit balances in domestic offices and balances of Edge Act and overseas offices.

(5) Includes trust preferred capital securities.



	2003			2002		Change from				
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02		
						Amt	%	Amt	%	
AVERAGE BALANCE SHEET *($ millions)*										
Assets										
Short-term investments	$ 17,029	$ 17,775	$ 17,672	$ 15,338	$ 9,484	$ (746)	(4)%	$ 7,545	80%	
Trading assets	11,669	10,211	8,414	6,995	6,426	1,458	14	5,243	82	
Investment securities:										
U.S. government and federal agency	36,937	33,356	29,030	28,549	30,331	3,581	11	6,606	22	
States and political subdivisions	1,278	1,237	1,169	1,177	1,171	41	3	107	9	
Other	12,268	9,420	8,958	10,212	10,994	2,848	30	1,274	12	
Total investment securities	50,483	44,013	39,157	39,938	42,496	6,470	15	7,987	19	
Loans (1)	202,020	203,580	207,439	208,167	205,830	(1,560)	(1)	(3,810)	(2)	
Total earning assets	281,201	275,579	272,682	270,438	264,236	5,622	2	16,965	6	
Allowance for credit losses	(4,479)	(4,535)	(4,558)	(4,566)	(4,533)	56	1	54	1	
Other assets - nonearning	42,516	40,893	38,326	37,881	36,277	1,623	4	6,239	17	
Total assets	$ 319,238	$ 311,937	$ 306,450	$ 303,753	$ 295,980	$ 7,301	2%	$ 23,258	8%	
Liabilities and Stockholders' Equity										
Deposits - interest-bearing: (2)										
Savings	$ 10,453	$ 10,260	$ 9,662	$ 10,076	$ 9,953	$ 193	2%	$ 500	5%	
Money market	64,728	62,881	60,886	58,003	54,537	1,847	3	10,191	19	
Time	25,014	27,104	29,401	31,483	33,340	(2,090)	(8)	(8,326)	(25)	
Foreign offices (3)	16,244	15,985	14,513	14,776	14,634	259	2	1,610	11	
Total deposits - interest-bearing	116,439	116,230	114,462	114,338	112,464	209	-	3,975	4	
Federal funds purchased and securities under repurchase agreements	23,003	20,383	16,866	14,950	15,115	2,620	13	7,888	52	
Other short-term borrowings	47,245	49,077	46,994	45,761	43,244	(1,832)	(4)	4,001	9	
Long-term debt (4)	45,248	45,014	44,630	43,180	43,229	234	1	2,019	5	
Total interest-bearing liabilities	231,935	230,704	222,952	218,229	214,052	1,231	1	17,883	8	
Noninterest-bearing deposits	45,995	44,077	46,397	48,521	45,201	1,918	4	794	2	
Other liabilities	19,096	14,694	14,480	14,760	14,646	4,402	30	4,450	30	
Common stockholders' equity	22,212	22,462	22,621	22,243	22,081	(250)	(1)	131	1	
Total liabilities and equity	$ 319,238	$ 311,937	$ 306,450	$ 303,753	$ 295,980	$ 7,301	2%	$ 23,258	8%	



	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
INCOME / EXPENSE *($ millions)*									
Assets									
Short-term investments	$ 41	$ 50	$ 54	$ 48	$ 38	$ (9)	(18)%	$ 3	8%
Trading assets (5)	100	87	74	67	66	13	15	34	52
Investment securities: (5)									
U.S. government and federal agency	366	336	280	338	401	30	9	(35)	(9)
States and political subdivisions	21	21	20	20	21	-	-	-	-
Other	115	80	76	87	95	35	44	20	21
Total investment securities	502	437	376	445	517	65	15	(15)	(3)
Loans (1) (5)	3,920	3,916	4,054	4,248	4,303	4	-	(383)	(9)
Total earning assets	$ 4,563	$ 4,490	$ 4,558	$ 4,808	$ 4,924	$ 73	2%	$ (361)	(7)%
Liabilities									
Deposits - interest-bearing: (2)									
Savings	$ 19	$ 14	$ 14	$ 20	$ 17	$ 5	36%	$ 2	12%
Money market	154	171	174	202	199	(17)	(10)	(45)	(23)
Time	251	274	306	342	374	(23)	(8)	(123)	(33)
Foreign offices (3)	59	65	61	66	75	(6)	(9)	(16)	(21)
Total deposits - interest-bearing	483	524	555	630	665	(41)	(8)	(182)	(27)
Federal funds purchased and securities under repurchase agreements	70	73	62	63	73	(3)	(4)	(3)	(4)
Other short-term borrowings	240	255	253	272	275	(15)	(6)	(35)	(13)
Long-term debt (4)	452	473	499	508	521	(21)	(4)	(69)	(13)
Total interest-bearing liabilities	$ 1,245	$ 1,325	$ 1,369	$ 1,473	$ 1,534	$ (80)	(6)%	$ (289)	(19)%
Interest income/earning assets	$ 4,563	$ 4,490	$ 4,558	$ 4,808	$ 4,924	$ 73	2%	$ (361)	(7)%
Interest expense/earning assets	1,245	1,325	1,369	1,473	1,534	(80)	(6)	(289)	(19)
Net interest income/margin	$ 3,318	$ 3,165	$ 3,189	$ 3,335	$ 3,390	$ 153	5%	$ (72)	(2)%



Average Balance Sheets, Yields & Rates - Managed Basis

BANK ONE

	2003			2002		Change from			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2Q03		3Q02	
						Amt	%	Amt	%
YIELDS AND RATES									
Assets									
Short-term investments	**0.96%**	1.13%	1.24%	1.24%	1.59%	(0.17)%		(0.63)%	
Trading assets (5)	**3.40**	3.42	3.57	3.80	4.07	(0.02)		(0.67)	
Investment securities: (5)									
U.S. government and federal agency	**3.93**	4.04	3.91	4.70	5.25	(0.11)		(1.32)	
States and political subdivisions	**6.52**	6.81	6.94	6.74	7.11	(0.29)		(0.59)	
Other	**3.72**	3.41	3.44	3.38	3.43	0.31		0.29	
Total investment securities	**3.95**	3.98	3.89	4.42	4.83	(0.03)		(0.88)	
Loans (1)	**7.70**	7.72	7.93	8.10	8.29	(0.02)		(0.59)	
Total earning assets	**6.44**	6.54	6.78	7.05	7.39	(0.10)		(0.95)	
Liabilities									
Deposits - interest-bearing: (2)									
Savings	**0.72**	0.55	0.59	0.79	0.68	0.17		0.04	
Money market	**0.94**	1.09	1.16	1.38	1.45	(0.15)		(0.51)	
Time	**3.98**	4.05	4.22	4.31	4.45	(0.07)		(0.47)	
Foreign offices (3)	**1.44**	1.63	1.70	1.77	2.03	(0.19)		(0.59)	
Total deposits - interest-bearing	**1.65**	1.81	1.97	2.19	2.35	(0.16)		(0.70)	
Federal funds purchased and securities under repurchase agreements	**1.21**	1.44	1.49	1.67	1.92	(0.23)		(0.71)	
Other short-term borrowings	**2.02**	2.08	2.18	2.36	2.52	(0.06)		(0.50)	
Long-term debt (4)	**3.96**	4.21	4.53	4.67	4.78	(0.25)		(0.82)	
Total interest-bearing liabilities	**2.13**	2.30	2.49	2.68	2.84	(0.17)		(0.71)	
Interest income/earning assets	**6.44**	6.54	6.78	7.05	7.39	(0.10)		(0.95)	
Interest expense/earning assets	**1.76**	1.93	2.04	2.16	2.30	(0.17)		(0.54)	
Net interest margin	**4.68%**	4.61%	4.74%	4.89%	5.09%	0.07%		(0.41)%	

NOTES:

(1) Nonperforming loans are included in average balances used to determine average rate.

(2) On a consolidated basis, demand deposits are routinely swept overnight into money market deposits. On a line of business basis, balances are presented without the impact of sweeps. Certain prior period data has been adjusted to conform with current period presentation.

(3) Includes international banking facility deposit balances in domestic offices and balances of Edge Act and overseas offices.

(4) Includes trust preferred capital securities.

(5) Includes tax-equivalent adjustments based on federal income tax rate of 35%.



Average Balance Sheets, Yields & Rates - YTD - Managed Basis

BANK ONE

	Nine Months Ended September 30					
	2003			2002		
	Average Balance	Income/ Expense 3Q	Yield/ Rate	Average Balance	Income/ Expense 3Q	Yield/ Rate
AVERAGE BALANCE SHEET *($ millions)*						
Assets						
Short-term investments	$ 17,490	$ 145	1.11%	$ 10,770	$ 122	1.51%
Trading assets (1)	10,110	261	3.45	6,536	191	3.91
Investment securities: (1)						
U.S. government and federal agency	33,137	982	3.96	27,640	1,117	5.40
States and political subdivisions	1,228	62	6.75	1,212	66	7.28
Other	10,227	271	3.54	9,583	268	3.74
Total investment securities	44,592	1,315	3.94	38,435	1,451	5.05
Loans (1) (2)	204,327	11,890	7.78	208,978	13,133	8.40
Total earning assets	276,519	$ 13,611	6.58	264,719	$ 14,897	7.52
Allowance for credit losses	(4,524)			(4,539)		
Other assets - nonearning	40,594			35,588		
Total assets	$ 312,589			$ 295,768		
Liabilities and Stockholders' Equity						
Deposits - interest-bearing: (3)						
Savings	$ 10,128	$ 47	0.62%	$ 11,217	$ 65	0.77%
Money market	58,319	499	1.14	56,127	569	1.36
Time	27,157	831	4.09	35,404	1,233	4.66
Foreign offices (4)	15,517	185	1.59	14,332	214	2.00
Total deposits - interest-bearing	111,121	1,562	1.88	117,080	2,081	2.38
Federal funds purchased and securities under repurchase agreements	20,106	205	1.36	14,947	208	1.86
Other short-term borrowings	47,773	748	2.09	42,930	782	2.44
Long-term debt (5)	44,966	1,424	4.23	43,374	1,580	4.87
Total interest-bearing liabilities	223,966	$ 3,939	2.35	218,331	$ 4,651	2.85
Noninterest-bearing deposits	50,085			41,908		
Other liabilities	16,108			14,013		
Common stockholders' equity	22,430			21,516		
Total liabilities and equity	$ 312,589			$ 295,768		
Interest income/earning assets		$ 13,611	6.58		$ 14,897	7.52
Interest expense/earning assets		3,939	1.90		4,651	2.35
Net interest margin		$ 9,672	4.68%		$ 10,246	5.17%

NOTES:

(1) Includes tax-equivalent adjustments based on federal income tax rate of 35%.
(2) Nonperforming loans are included in average balances used to determine average rate.
(3) On a consolidated basis, demand deposits are routinely swept overnight into money market deposits. On a line of business basis, balances are presented without the impact of the sweeps. Certain prior period data has been adjusted to conform with current period presentation.
(4) Includes international banking facility deposit balances in domestic offices and balances of Edge Act and overseas offices.
(5) Includes trust preferred capital securities.

GLOSSARY FOR SELECTED NONINTEREST INCOME CATEGORIES

Banking fees and commissions

Insurance fees, documentary fees, commitment fees, mutual fund commissions, leasing fees, safe deposit fees, official checks fees, ATM interchange and miscellaneous other fee revenue.

Credit card revenue

Related to Card Services, consumer and small business credit card fees; related to Retail, debit card fees; and related to Commercial, Commercial card fees

Fiduciary and investment management fees

Asset management fees, personal trust fees and advisory fees.

Fully Taxable Equivalent ("FTE")

Net interest income and tax expense in the income statement is grossed up for tax-exempt securities in order to present results on a basis comparable to taxable securities.

Investment security gains (losses)

Venture capital and investment securities (losses).

Other income (loss)

Net securitization gains (losses), net gains (losses) on Corporation transactions and/or asset sales/dispositions.

Service charges on deposits

Deficient balance fees, non-sufficient funds/overdraft fees and other service related fees.

Trading

Realized and unrealized mark-to-market changes from trading assets, derivative financial instruments and foreign exchange products.